930445

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02032365

REGISTRANT'S NAME L G Electronics Inc.

*CURRENT ADDRESS

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- ~~385~~ 3857 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dlw

DATE : 4-22-02



PRICEWATERHOUSECOOPERS

# LG ELECTRONICS INC.

# AUDIT REPORT 2001

for the years ended December 31, 2001 and 2000

SAMIL ACCOUNTING CORPORATION

**Samil Accounting Corporation**
Kukje Center Building 21st Flr.
191 Hangangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O Box 266, 140-600)

# REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheets of LG Electronics Inc. (the "Company") as of December 31, 2001 and 2000, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2001 and 2000, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with financial accounting standards generally accepted in the Republic of Korea.

As discussed in Note 22 to the accompanying financial statements, for the years ended December 31, 2001 and 2000, the Company entered into various transactions with affiliated companies such as LG Electronics U.S.A. Inc., including sales of ₩7,303,044 million and ₩7,028,871 million, respectively, and purchases of ₩1,544,047 million and ₩1,504,114 million, respectively. As of December 31, 2001 and 2000, related accounts receivable approximate ₩792,994 million and ₩806,155 million, respectively, and related accounts payable approximate ₩533,769 million and ₩425,381 million, respectively.

Continued;

As discussed in Note 27 to the accompanying financial statements, upon a resolution of the board of directors on November 15, 2001 and upon a resolution of shareholders on December 28, 2001, the Company is scheduled to carve out its electronics and information & communications businesses and establish a new company, and convert its remaining business into a holding company on April 1, 2002. Accordingly, the Company will be split into two companies, a divesting company, tentatively named LG Electronics Investment Inc., to engage in the operation of investment in subsidiaries and affiliates which are not related to the spun off businesses and a divested company, tentatively named LG Electronics Inc., to engage in the electronics and information & communications businesses.

As discussed in Note 26 of the accompanying financial statements, pursuant to the resolution by the board of directors on June 11, 2001, the Company established a joint venture (LG. Philips Displays Holding B.V.) relating to its Cathode Ray Tubes ("CRT") business with Koninklijke Philips Electronics N.V. on June 29, 2001. The Company transferred the assets and liabilities of the CRT business to LG. Philips Displays Korea Co., Ltd., a subsidiary wholly owned by the joint venture, on June 30, 2001. As a result, the Company recognized ₩1,358,760 million of gain on business transfer.

As discussed in Note 15 to the accompanying financial statements, pursuant to the resolution by the board of directors on June 25, 2001, the Company redeemed ₩542,952 million (32,000,000 shares) of redeemable preferred stock which were issued in December 2000.

As discussed in Notes 7 and 14 to the accompanying financial statements, on September 21, 2001, the Company sold 4,563 thousand shares of its investment in Dacom Corporation for ₩80,993 million and incurred a loss from disposal of investments amounting to ₩374,969 million.

Without qualifying our opinion, we draw attention to Note 14 of the financial statements which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties of the financial position of the Company as of the balance sheet date cannot presently be determined and accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
January 28, 2002

**LG ELECTRONICS INC.**
**NON-CONSOLIDATED BALANCE SHEETS**
**As of December 31, 2001 and 2000**
**(In millions of Korean Won)**

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Current Assets : | | |
| Cash and cash equivalents (Note 5) | ₩ 49,963 | ₩ 170,829 |
| Short-term financial instruments (Note 3) | 1,540 | 6,750 |
| Marketable securities (Note 7) | 4,328 | 1,895 |
| Trade accounts and notes receivable, net (Notes 4, 5 and 22) | 1,072,604 | 799,601 |
| Other accounts receivable, net (Notes 4 and 5) | 130,280 | 164,141 |
| Inventories (Note 6) | 957,961 | 1,191,879 |
| Prepaid expenses | 48,719 | 48,145 |
| Accrued income (Notes 4 and 5) | 76,247 | 191,539 |
| Advances (Note 4) | 134,091 | 158,780 |
| Other current assets (Note 4) | 9,291 | 6,845 |
| Total current assets | 2,485,024 | 2,740,404 |
| Property, plant and equipment, less accumulated depreciation (Notes 8 and 12) | 2,923,487 | 3,337,088 |
| Long-term financial instruments (Note 3) | 10,961 | 13,091 |
| Investments (Note 7) | 4,177,960 | 4,210,506 |
| Refundable deposits (Note 5) | 338,247 | 167,668 |
| Long-term trade accounts receivable (Note 4) | 333 | 4,502 |
| Long-term prepaid expenses | 59,023 | 37,769 |
| Deferred tax assets, net (Note 19) | 284,971 | 159,609 |
| Long-term loans (Notes 4, 5 and 22) | 110,729 | 116,977 |
| Derivatives transactions debit (Note 14) | 131,080 | - |
| Intangible assets (Note 9) | 1,071,170 | 1,092,512 |
| Total assets | ₩ 11,592,985 | ₩ 11,880,126 |

Continued;

The accompanying notes are an integral part of these financial statements.

# LG ELECTRONICS INC.
# NON-CONSOLIDATED BALANCE SHEETS, Continued
## As of December 31, 2001 and 2000
## (In millions of Korean Won)

| | 2001 | 2000 |
|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current Liabilities : | | |
| Short-term borrowings (Note 10) | ₩ 51,870 | ₩ 658,355 |
| Current maturities of long-term debt (Note 10) | 1,487,325 | 1,663,716 |
| Trade accounts and notes payable (Notes 5 and 22) | 1,381,976 | 1,390,900 |
| Other accounts payable (Note 5) | 851,941 | 797,178 |
| Income taxes payable (Note 19) | 97,353 | 94,327 |
| Accrued expenses (Note 5) | 424,163 | 310,896 |
| Withholdings | 37,066 | 50,239 |
| Advances from customers | 137,810 | 159,808 |
| Dividends payable (Note 21) | 138,976 | 144,948 |
| Derivatives transactions credit (Note 14) | 5,605 | 25,644 |
| Total current liabilities | 4,614,085 | 5,296,011 |
| Debentures, net of current maturities and discounts (premiums) on debentures (Note 11) | 2,421,462 | 1,848,203 |
| Long-term debt, net of current maturities (Note 11) | 88,237 | 543,047 |
| Long-term other accounts payable (Note 11) | 17,013 | 2,287 |
| Accrued severance benefits, net (Note 13) | 155,217 | 181,211 |
| Product warranty provision | 31,221 | - |
| Other long-term liabilities | 514 | 1,725 |
| Total liabilities | 7,327,749 | 7,872,484 |
| Commitments and contingencies (Note 14) | | |
| Shareholders' Equity : | | |
| Capital stock (Note 15) | 1,031,068 | 1,031,068 |
| Capital surplus : | | |
| Additional paid-in capital | 1,984,275 | 1,985,154 |
| Gain on merger (Note 16) | 29,732 | 29,732 |
| Revaluation surplus (Note 16) | 339,619 | 339,619 |
| Total capital surplus | 2,353,626 | 2,354,505 |
| Retained earnings (Note 17) : | | |
| Legal reserve | 69,888 | 55,999 |
| Other reserves | 1,382,084 | 1,618,203 |
| Unappropriated retained earnings carried forward | 19 | 24 |
| Total retained earnings | 1,451,991 | 1,674,226 |
| Capital adjustments (Note 18) | (571,449) | (1,052,157) |
| Total shareholders' equity | 4,265,236 | 4,007,642 |
| Total liabilities and shareholders' equity | ₩ 11,592,985 | ₩ 11,880,126 |

The accompanying notes are an integral part of these financial statements.

**LG ELECTRONICS INC.**
**NON-CONSOLIDATED INCOME STATEMENTS**
**for the years ended December 31, 2001 and 2000**
**(In millions of Korean Won except for EPS amounts)**

| | 2001 | 2000 |
|---|---|---|
| Sales (Note 22) | ₩ 16,600,971 | ₩ 14,835,674 |
| Cost of sales (Note 22) | 12,914,998 | 11,820,761 |
| Gross profit | 3,685,973 | 3,014,913 |
| Selling and administrative expenses | 2,890,007 | 2,093,828 |
| Operating income | 795,966 | 921,085 |
| Non-operating income : | | |
| Interest income | 62,987 | 66,933 |
| Dividends income | 2,627 | 299 |
| Foreign exchange gains | 186,040 | 185,552 |
| Gain on disposal of property, plant and equipment | 2,357 | 2,359 |
| Gain on disposal of investments (Note 7) | 112,192 | 254,910 |
| Equity in earnings of affiliates, net (Note 7) | - | 287,368 |
| Royalty income | 92,380 | 56,154 |
| Gain on business transfer (Note 26) | 1,358,760 | - |
| Gain on valuation of security stabilization fund | 10,972 | - |
| Gain on transaction of derivatives (Note 14) | 21,474 | - |
| Gain on valuation of derivatives (Note 14) | 66,908 | - |
| Other | 228,369 | 188,145 |
| | 2,145,066 | 1,041,720 |
| Non-operating expenses : | | |
| Interest expense | 392,519 | 436,870 |
| Foreign exchange losses | 268,643 | 275,389 |
| Loss from transfer of trade accounts and notes receivable | 132,743 | 196,222 |
| Loss from disposal of property, plant and equipment | 57,422 | 24,675 |
| Loss from disposal of investments (Note 7) | 386,015 | 83,865 |
| Loss from redemption of debentures | 8,750 | 664 |
| Equity in losses of affiliates, net (Note 7) | 901,473 | - |
| Donations | 6,797 | 6,875 |
| Other bad debt expenses | 37,101 | 53,657 |
| Loss on trasaction of derivatives (Note 14) | 40,662 | - |
| Loss on valuation of derivatives (Note 14) | 3,073 | - |
| Other | 132,134 | 156,052 |
| | 2,367,332 | 1,234,269 |

The accompanying notes are an integral part of these financial statements.

Continued;

**LG ELECTRONICS INC.**
**NON-CONSOLIDATED INCOME STATEMENTS, Continued**
**for the years ended December 31, 2001 and 2000**
**(In millions of Korean Won except for EPS amounts)**

| | 2001 | 2000 |
|---|---|---|
| Ordinary income | 573,700 | 728,536 |
| Extraordinary gains | - | 188 |
| Extraordinary losses | - | - |
| Income before income tax expenses | 573,700 | 728,724 |
| Income tax expenses (Note 19) | 66,418 | 226,541 |
| Net income | ₩ 507,282 | ₩ 502,183 |
| Ordinary income and earnings per share (Note 20) (in Korean Won) | | |
| - Basic ordinary income per share | ₩ 3,527 | ₩ 4,430 |
| - Basic earnings per share | ₩ 3,527 | ₩ 4,431 |
| - Diluted ordinary income per share | ₩ 3,527 | ₩ 4,367 |
| - Diluted earnings per share | ₩ 3,527 | ₩ 4,368 |

The accompanying notes are an integral part of these financial statements.

**LG ELECTRONICS INC.**
**NON-CONSOLIDATED STATEMENTS OF**
**APPROPRIATIONS OF RETAINED EARNINGS**
**for the years ended December 31, 2001 and 2000**
**Dates of appropriations : March 14, 2002 and March 9, 2001**
**(In millions of Korean Won)**

| | 2001 | 2000 |
|---|---|---|
| Unappropriated retained earnings before appropriations : | | |
| Unappropriated retained earnings carried over from prior year | ₩ 24 | ₩ 44 |
| Adjustments of retained earnings due to equity method of accounting | 58,079 | 2,074 |
| Net income for the year | 507,282 | 502,183 |
| | 565,385 | 504,301 |
| Reversal of other reserves | | |
| Reserve for business rationalization | - | 115,115 |
| Reserve for technological development | 391,280 | 407,237 |
| Reserve for export losses | - | 14,000 |
| Reserve for redemption of redeemable preferred stock | 544,000 | - |
| | 1,500,665 | 1,040,653 |
| Appropriations of retained earnings (Note 17) : | | |
| Legal reserve | 13,889 | 14,500 |
| Reserve for business rationalization | 150,000 | 70,000 |
| Reserve for technological development | 549,162 | 141,400 |
| Reserve for redemption of redeemable preferred stock | - | 544,000 |
| Redemption of redeemable preferred stock | 544,000 | - |
| Loss from disposal of treasury stock | 104,704 | 125,868 |
| Cash dividends (Note 21) | 138,891 | 144,861 |
| | 1,500,646 | 1,040,629 |
| Unappropriated retained earnings to be carried forward to subsequent year | ₩ 19 | ₩ 24 |

The accompanying notes are an integral part of these financial statements.

**LG ELECTRONICS INC.**
**NON-CONSOLIDATED STATEMENTS OF CASH FLOWS**
**for the years ended December 31, 2001 and 2000**
**(In millions of Korean Won)**

| | | 2001 | | 2000 |
|---|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES : | | | | |
| Net income | ₩ | 507,282 | ₩ | 502,183 |
| Adjustments to reconcile net income to net cash provided by operating activities : | | | | |
| Depreciation | | 625,221 | | 524,050 |
| Amortization of discounts and premiums on debentures | | 21,231 | | 27,234 |
| Provision for severance benefits | | 141,296 | | 127,087 |
| Bad debt expense | | 38,452 | | 117,546 |
| Foreign currency translation losses, net | | 48,482 | | 85,460 |
| Loss (gain) on disposal of investments, net | | 273,823 | | (171,045) |
| Loss on disposal of property, plant and equipment, net | | 55,065 | | 22,317 |
| Loss on redemption of debentures | | 8,750 | | 664 |
| Equity in losses (earnings) of affiliates, net | | 901,473 | | (287,368) |
| Loss (gain) on valuation of derivatives, net | | (63,835) | | 21,473 |
| Loss on transaction of derivatives, net | | 19,188 | | - |
| Product warranty provision | | 31,221 | | - |
| Gain on business transfer | | (1,358,760) | | - |
| Others | | (9,154) | | 7,956 |
| Changes in assets and liabilities : | | | | |
| Decrease (increase) in trade accounts and notes receivable | | (344,309) | | 272,942 |
| Decrease in other accounts receivable | | 1,962 | | 4,116 |
| Decrease (increase) in inventories | | 150,626 | | (265,654) |
| Decrease (increase) in prepaid expenses | | (22,986) | | 28,654 |
| Decrease (increase) in advances | | 16,727 | | (90,079) |
| Decrease (increase) in other current assets | | 9,842 | | (24,598) |
| Decrease (increase) in deferred income tax assets | | (107,217) | | 134,249 |
| Increase in trade accounts and notes payable | | 98,368 | | 121,455 |
| Increase in other accounts payable | | 91,164 | | 199,956 |
| Increase in accrued expenses | | 109,104 | | 54,286 |
| Increase (decrease) in advances from customers | | (21,551) | | 58,660 |
| Increase (decrease) in income taxes payable | | 3,026 | | (457,980) |
| Decrease in withholdings | | (9,564) | | (7,523) |
| Payment of severance benefits | | (148,131) | | (85,046) |
| Decrease in contribution to national pension fund | | 4,857 | | 6,709 |
| Other | | 4,778 | | (2,210) |
| Net cash provided by operating activities | ₩ | 1,076,431 | ₩ | 925,494 |

Continued;

The accompanying notes are an integral part of these financial statements.

**LG ELECTRONICS INC.**
**NON-CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued**
**for the years ended December 31, 2001 and 2000**
**(In millions of Korean Won)**

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM INVESTING ACTIVITIES : | | |
| Decrease in short-term financial instruments | ₩ 5,206 | ₩ 7,152 |
| Proceeds from disposal of marketable securities | 2,574 | 453 |
| Proceeds from disposal of investments | 298,433 | 576,897 |
| Proceeds from disposal of property, plant and equipment | 31,903 | 26,887 |
| Decrease in severance insurance funds | - | 19,796 |
| Decrease in long-term other accounts receivable | - | 54,766 |
| Decrease (increase) in refundable deposits | (171,281) | 122,232 |
| Decrease (increase) in long-term financial instruments | 1,853 | (2,752) |
| Increase in severance insurance deposits | (7,915) | (6,249) |
| Acquisition of investments | (623,278) | (282,127) |
| Acquisition of property, plant and equipment | (700,725) | (755,821) |
| Acquisition of intangible assets | (102,979) | (98,250) |
| Acquisition of derivatives | (98,986) | - |
| Decrease (increase) in short and long-term loans | 21,701 | (73,123) |
| Increase in cash by merger | - | 178,700 |
| Proceeds from disposal of CRT division | 1,358,760 | - |
| Others | 2,022 | 2,594 |
| Net cash provided by (used in) investing activities | 17,288 | (228,845) |
| CASH FLOWS FROM FINANCING ACTIVITIES : | | |
| Decrease in short-term borrowings | (606,681) | (677,062) |
| Increase in debentures | 1,826,541 | 1,100,672 |
| Increase in long-term debt | 54,950 | 296,843 |
| Payment of current maturities of long-term debt | (1,674,207) | (1,485,652) |
| Payment of debentures | (33,096) | (20,704) |
| Payment of long-term debt | (322,435) | - |
| Payment of dividends | (144,863) | (127,349) |
| Proceeds from disposal of treasury stock | 230,085 | 136,400 |
| Acquisition of treasury stock | - | (377,859) |
| Issuance of redeemable preferred stock | - | 542,952 |
| Redemption of redeemable preferred stock | (544,000) | - |
| Other | (879) | (26) |
| Net cash used in financing activities | (1,214,585) | (611,785) |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (120,866) | 84,864 |
| CASH AT BEGINNING OF THE YEAR (Note 24) | 170,829 | 85,965 |
| CASH AT END OF THE YEAR (Note 24) | ₩ 49,963 | ₩ 170,829 |

The accompanying notes are an integral part of these financial statements.

1. The Company:

LG Electronics Inc. (the "Company") was incorporated in 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronic products. The Company is a member of the LG Group, which comprises affiliated companies under common management direction. In 1970, the Company offered its shares for public ownership. As of December 31, 2001, the Company has outstanding capital stock of ₩1,031,068 million, including non-voting preferred stock of ₩95,478 million (see Note 15). The Company's common shares are listed on the Korean stock exchange and its depositary receipts ("DRs") are listed on the London and Luxembourg stock exchanges.

The Company entered into a merger agreement with LG Information & Communications, Ltd. ("LGIC"), an affiliate, which was in the business of selling and manufacturing mobile telecommunication systems, mobile phones, electronic switching systems, transmission equipment, network equipment and other related products, on June 8, 2000. The merger was approved at the shareholders' meeting on July 22, 2000. As a result, LGIC was merged into the Company effective September 1, 2000.

Pursuant to the resolution by the board of directors on June 11, 2001, the Company established a 50/50 joint venture (LG.Philips Displays Holding B.V.) of its Cathode Ray Tubes ("CRT") business with Koninklijke Philips Electronics N.V. in the Netherlands on June 29, 2001.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information including financial ratios, computation of value added, employees' welfare, donations and environmental efforts attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Continued;

-------------

2. Summary of Significant Accounting Policies, Continued:

Basis of Financial Statement Presentation, Continued -

Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Revenue Recognition -

Sales of finished products and merchandise are recognized when delivered. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Marketable Securities and Investments in Debt and Equity Securities -

All marketable securities and investments in equity and debt securities are initially carried at cost determined by the weighted average method, including incidental expenses. In the case of debt securities, cost includes the premium paid or discount received at the time of purchase. The following paragraphs describe the subsequent accounting for securities by the type of security.

Marketable securities and investments in marketable equity securities of non-controlled investees are carried at fair value. Temporary changes in fair value are recorded in current operations for marketable securities and accounted for in the capital adjustment account, a component of shareholders' equity, for investments in marketable equity securities.

Investments in non-marketable equity securities of non-controlled investees are carried at cost, except for declines in the Company's proportionate ownership of the underlying book value of the investee which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Marketable Securities and Investments in Debt and Equity Securities, Continued -

Investments in equity securities of companies over which the Company exerts significant control or influence (controlled investees) are recorded using the equity method of accounting. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over 5 years using the straight-line method, except for investees in the telecommunications industry, which are amortized over 10 years reflecting the industry's longer term of realizing its profit. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee as current operations, capital adjustments or adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Unrealized profit arising from sales by the Company to the equity-method investees is fully eliminated. Unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated by percentage of ownership.

Premiums and discounts on debt securities are amortized over the life of the debt using the effective interest method. Investments in debt securities which the Company has the intent and ability to hold to maturity are generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Other investments in debt securities are carried at fair value. Temporary differences between fair value and amortized cost are accounted for in the capital adjustment account.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the accounts and notes receivable.

Inventories -

Inventories are stated at the lower of cost or market, cost being determined using the weighted average method, except for inventory in transit which are determined using the specific identification method.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment -

Property, plant and equipment are recorded at cost except for upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents land at the prevailing market price and buildings and other production facilities at their depreciated replacement cost, as of the effective date of revaluation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets.

| | Estimated Useful Life (years) |
|---|---|
| Buildings | 20 - 40 |
| Structures | 20 - 40 |
| Machinery and equipment | 5 - 10 |
| Tools | 5 |
| Furniture and fixtures | 5 |
| Vehicles | 5 |

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or materially extend the useful lives of the related assets are capitalized.

Interest expense and other similar expenses incurred during the construction period of assets on funds borrowed to finance construction are capitalized. Capitalized financing costs for the year ended December 31, 2001 and 2000 were approximately ₩21,901 million and ₩20,643 million, respectively.

Lease Transactions -

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75 percent of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term more than 90 percent of the fair value of the leased property are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Continued;

-------------

2. Summary of Significant Accounting Policies, Continued:

Research and Development Costs -

Research costs are expensed as incurred. Development costs directly relating to new technology or new products of which the estimated future benefits are probable are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of commercial production of related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are estimated to be not recoverable, they are written-down or written-off.

Intangible Assets -

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives ranging from five to ten years.

Discounts (Premiums) on Debentures -

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Debentures -

When treasury debentures are acquired, the face value and any discount or premium are subtracted from the related accounts. The difference between the book value and acquisition cost of the treasury debentures is charged to current operations as a gain or loss on redemption of debentures.

Treasury stock -

Treasury stocks are stated at cost and recorded as capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Product Warranty Provision -

The Company provides product warranties relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying balance sheet as a product warranty provision.

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees on their retirement.

Income Taxes -

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred tax assets are recognized to the extent that it is more likely than not that such deferred tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Tax credits for investments and development of technology and manpower are accounted for using the flow-through method, whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Continued;

-------------

2. Summary of Significant Accounting Policies, Continued:

Sale of Accounts and Notes Receivables -

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as sales of the receivables if the rights and obligations relating to the receivables are substantially transferred to the buyers. The gains and losses from the sales of the receivables are charged to operations as incurred.

Foreign Currency Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized currently.

The exchange rates used to translate U.S. Dollar denominated monetary assets and liabilities at December 31, 2001 and 2000 are ₩1,326.1 : US$1 and ₩1,259.7 : US$1, respectively.

Foreign currency dominated convertible bonds and exchangeable bonds are translated at the historical exchange rates prevailing as of the date of issuance. However, in case it is certain that a foreign currency denominated convertible bond (or exchangeable bond) is expected not to be converted (or exchanged) to stocks, it is translated using the basic exchange rate in effect at the balance sheet date.

Derivative Financial Instruments -

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustment account and recorded in operations in the period when underlying transactions have effect on operations.

-------------

3. Restricted Financial Instruments :

As of December 31, 2000, short-term financial instruments of ₩3,012 million and as of December 31, 2001 and 2000, long-term financial instruments of ₩10,528 million and ₩10,749 million, respectively, are deposited in connection with maintaining checking accounts, various short-term borrowings and long-term debt, and research and development projects funded by the government. The withdrawal of these financial instruments is restricted (see Notes 10 and 11).

4. Receivables :

Receivables, including trade accounts and notes receivable, as of December 31, 2001 and 2000 comprise the following (Millions of Won) :

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Original amount | Allowance for doubtful accounts | Discounts for present value | Net carrying value | Original amount | Allowance for doubtful accounts | Discounts for present value | Net carrying value |
| Trade accounts and notes receivable | ₩1,161,165 | ₩ 88,255 | ₩ 306 | ₩1,072,604 | ₩ 896,516 | ₩ 94,208 | ₩ 2,707 | ₩ 799,601 |
| Other accounts receivable | 169,220 | 38,940 | - | 130,280 | 185,700 | 21,559 | - | 164,141 |
| Accrued income | 82,002 | 5,755 | - | 76,247 | 225,637 | 34,098 | - | 191,539 |
| Advances | 135,464 | 1,373 | - | 134,091 | 160,225 | 1,445 | - | 158,780 |
| Other current assets | 9,351 | 60 | - | 9,291 | 6,910 | 65 | - | 6,845 |
| Long-term trade accounts receivable | 336 | 3 | - | 333 | 4,547 | 45 | - | 4,502 |
| Long-term loans | 133,474 | 22,745 | - | 110,729 | 148,082 | 31,105 | - | 116,977 |
| | ₩1,691,012 | ₩157,131 | ₩ 306 | ₩1,533,575 | ₩1,627,617 | ₩182,525 | ₩ 2,707 | ₩1,442,385 |

Continued;

4. Receivables, Continued :

Maturities of certain trade accounts and notes receivable from customers which are suffering financial difficulties and are in process of corporate reorganization under the court or composition are rescheduled and the receivables are discounted to record present value. Future annual maturities of such receivables outstanding as of December 31, 2001 are as follows :

| For the year ending December 31, | Millions of Won | | |
|---|---|---|---|
| | Amount to be collected | Present value (*) | Discount |
| 2002 | ₩ 992 | ₩ 793 | ₩ 199 |
| 2003 | 448 | 375 | 73 |
| 2004 | 90 | 68 | 22 |
| 2005 | 15 | 11 | 4 |
| 2006 and thereafter | 23 | 15 | 8 |
| | ₩ 1,568 | ₩ 1,262 | ₩ 306 |

(*) Weighted average interest rate of long-term debt of the Company for the year when a corporate reorganization commenced (8.4 ~ 12.5%) is used to calculate discounted present value.

As of December 31, 2001, the outstanding balance of notes receivable, sold at discount to financial institution with recourse, from Hynix Semiconductor Inc. (formerly, Hyundai Electronics Industries Co., Ltd.) in relation to the Company's share transfer of LG Semicon Co., Ltd. in 1999 is ₩102,212 million.

-------------

5. Assets and Liabilities Denominated in Foreign Currencies:

As of December 31, 2001 and 2000, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 10 and 11, are as follows:

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Foreign currencies (In Millions) | | Won Equivalent (Millions of Won) | | Foreign currencies (In Millions) | | Won Equivalent (Millions of Won) | |
| Cash and cash equivalents | USD | 11 | ₩ | 14,715 | USD | 69 | ₩ | 86,723 |
| | EUR | 6 | | 7,553 | EUR | - | | - |
| | JPY | 133 | | 1,345 | JPY | 439 | | 4,833 |
| | ESP | - | | - | ESP | 168 | | 1,195 |
| | AUD | 1 | | 822 | AUD | 2 | | 1,456 |
| | GBP | 1 | | 1,149 | GBP | 1 | | 1,624 |
| | ITL | - | | - | ITL | 1,447 | | 887 |
| | Others | | | 2,910 | Others | | | 20,780 |
| | | | | 28,494 | | | | 117,498 |
| Trade accounts receivable | USD | 28 | | 302,236 | USD | 235 | | 296,564 |
| | EUR | 17 | | 19,877 | EUR | - | | - |
| | DEM | 4 | | 2,242 | DEM | 6 | | 3,386 |
| | JPY | 87 | | 876 | JPY | 259 | | 2,854 |
| | HKD | - | | 26 | HKD | 118 | | 19,082 |
| | Others | | | 8,846 | Others | | | 12,488 |
| | | | | 334,103 | | | | 334,374 |
| Accrued income | USD | 31 | | 40,625 | USD | 55 | | 69,788 |
| | GBP | 1 | | 1,429 | GBP | 1 | | 1,830 |
| | | | | 42,054 | | | | 71,618 |
| Other accounts receivable | USD | 6 | | 7,428 | USD | 1 | | 210 |
| | ITL | - | | - | ITL | 436 | | 267 |
| | FRF | 4 | | 680 | FRF | 10 | | 1,812 |
| | Others | | | 3 | Others | | | 3 |
| | | | | 8,111 | | | | 2,292 |
| Refundable deposits | JPY | 58 | | 582 | JPY | 26 | | 289 |
| | USD | 2 | | 2,313 | USD | 1 | | 1,755 |
| | Others | | | 2 | Others | | | - |
| | | | | 2,897 | | | | 2,044 |
| Long-term loans | USD | 60 | ₩ | 79,566 | USD | 85 | ₩ | 107,069 |

Continued;

5. Assets and Liabilities Denominated in Foreign Currencies, Continued :

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Foreign currencies (In Millions) | | Won Equivalent (Millions of Won) | Foreign currencies (In Millions) | | Won Equivalent (Millions of Won) |
| Trade accounts payable | USD | 300 | ₩ 398,310 | USD | 445 | ₩ 561,083 |
| | JPY | 12,446 | 125,633 | JPY | 9,280 | 102,231 |
| | DEM | - | 96 | DEM | 4 | 2,507 |
| | ITL | 140 | 85 | ITL | 416 | 255 |
| | EUR | 2 | 1,953 | EUR | 1 | 1,032 |
| | Others | | 64 | Others | | 16 |
| | | | 526,141 | | | 667,124 |
| Other accounts payable | USD | 180 | 238,126 | USD | 114 | 144,205 |
| | EUR | 28 | 32,921 | EUR | - | - |
| | DEM | 9 | 5,476 | DEM | 38 | 23,050 |
| | ESP | 64 | 452 | ESP | 293 | 2,091 |
| | JPY | 1,089 | 10,994 | JPY | 863 | 9,507 |
| | Others | | 19,448 | Others | | 11,736 |
| | | | 307,417 | | | 190,589 |
| Accrued expenses | USD | 39 | 52,170 | USD | 33 | 41,684 |
| | EUR | 1 | 1,499 | EUR | - | - |
| | AUD | - | - | AUD | 8 | 5,902 |
| | DEM | - | 242 | DEM | 1 | 638 |
| | Others | | 1,281 | Others | | 1,145 |
| | | | ₩ 55,192 | | | ₩ 49,369 |

6. Inventories:

Inventories as of December 31, 2001 and 2000 comprise the following:

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Merchandise | ₩ 22,646 | ₩ 33,517 |
| Finished products | 390,461 | 474,415 |
| Work in process | 132,349 | 172,231 |
| Raw materials | 324,837 | 406,664 |
| Parts and supplies | 87,668 | 105,052 |
| | ₩ 957,961 | ₩ 1,191,879 |

See Note 8 for inventories insured against various property risks.

-------------

7. Investments :

Marketable securities as of December 31, 2001 and 2000 consist of government and municipal bonds which are due within one year.

Investments as of December 31, 2001 and 2000 are as follows :

| | Percentage of Ownership(%) at December 31, 2001 | Millions of Won | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | | |
| | | Acquisition cost | Net asset value | Carrying value | Acquisition cost | Net asset value | Carrying value |
| <Equity method of accounting> | | | | | | | |
| Domestic Companies | | | | | | | |
| LG Construction Co., Ltd. | 8.56 | ₩ 35,148 | ₩ 73,542 | ₩ 73,542 | ₩ 35,148 | ₩ 61,091 | ₩ 61,091 |
| LG Micron Ltd. | 17.24 | 5,000 | 30,854 | 30,854 | 5,000 | 29,040 | 29,040 |
| LG Department Store Co., Ltd. | 57.70 | 72,706 | 41,056 | 41,056 | 72,706 | 46,933 | 46,933 |
| LG Industrial Systems Co., Ltd. | 63.51 | 286,015 | 154,784 | 154,784 | 286,015 | 224,600 | 224,600 |
| LG International Corp. | 3.20 | 20,253 | 17,819 | 17,819 | 20,253 | 18,527 | 18,527 |
| LG Sports Ltd. | 39.25 | 2,204 | 1,935 | 1,935 | 2,204 | 1,949 | 1,949 |
| LG Mart Co., Ltd. | 50.00 | 283,672 | 381,235 | 381,235 | 283,672 | 340,178 | 340,178 |
| LG Innotek Co., Ltd. | 53.41 | 31,135 | 87,929 | 87,929 | 31,135 | 79,062 | 79,062 |
| LG Cable Ltd. | - | - | - | - | 29,313 | 52,724 | 52,724 |
| LG Card Co., Ltd. (formerly, LG Capital Co., Ltd.) | 6.17 | 24,651 | 91,021 | 91,021 | 24,651 | 54,810 | 54,810 |
| LG Investments Security Inc. | 8.56 | 262,432 | 150,091 | 150,091 | 262,432 | 170,177 | 170,177 |
| LG TeleCom Ltd. | 35.64 | 397,421 | 242,807 | 242,807 | 165,641 | 42,293 | 42,293 |
| LG Hitachi Ltd. | 49.00 | 6,060 | 6,408 | 6,408 | 6,060 | 7,275 | 7,275 |
| LG-Caltex Oil Corp. | 3.07 | 50,004 | 105,587 | 105,587 | 50,004 | 102,350 | 102,350 |
| LG CNS Inc. (formerly, LG-EDS Systems Inc.) | 35.00 | 48,506 | 55,128 | 55,128 | 360 | 6,469 | 6,469 |
| LG. Philips LCD Co., Ltd. | 50.00 | 726,169 | 533,377 | 533,377 | 726,169 | 759,815 | 759,815 |
| LG IBM PC Co., Ltd. | 49.00 | 11,907 | 11,469 | 11,469 | 11,907 | 15,971 | 15,971 |
| Dacom Corporation | 30.00 | 794,946 | 200,316 | 200,316 | 1,299,943 | 991,139 | 991,139 |
| Hankuk Electric Glass Co., Ltd. | 20.00 | 92,428 | 103,293 | 103,293 | - | - | - |
| LG N-Sys Inc. | 100.00 | 9,900 | 9,899 | 9,899 | - | - | - |
| Overseas Companies | | | | | | | |
| Goldstar Electronics Tailand Co., Ltd. (G.S.T.) (*2) | 49.00 | 36 | 36 | 36 | 36 | 36 | 36 |
| Hitachi/LG Data Storage Inc. (HLDS) | 49.00 | 7,684 | 364 | 364 | 7,684 | 7,684 | 7,684 |
| LG Electronics Alabama, Inc. (LGEAI) | 100.00 | 63,940 | 42,520 | 42,520 | 63,940 | 52,020 | 52,020 |
| LG Electronics Almaty Kazak Co., Ltd. (LGEAK) | 100.00 | 3,746 | 7,016 | 7,016 | 3,746 | 3,584 | 3,584 |
| LG Electronics Antwerp Logistics N.V. (LGEAL) | 100.00 | 967 | 533 | 533 | 967 | 315 | 315 |
| LG Electronics Australia PTY, Ltd. (LGEAP) (*1) | 100.00 | 1,558 | - | - | 1,558 | - | - |
| LG Electronics Argentina S.A. (LGEAR) (*2) | 100.00 | 7,410 | 7,410 | 7,410 | 1,111 | 1,111 | 1,111 |
| Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT) | 50.00 | 14,718 | 6,766 | 6,766 | 14,718 | 7,874 | 7,874 |

Continued;

-------------

## 7. Investments, Continued:

| | Percentage of Ownership(%) at December 31, 2001 | Millions of Won | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | | |
| | | Acquisition cost | Net asset value | Carrying value | Acquisition cost | Net asset value | Carrying value |
| <Equity method of accounting> | | | | | | | |
| LG Electronics da Amazonia Ltda. (LGEAZ) | 100.00 | ₩ 46,652 | ₩ 19,562 | ₩ 19,562 | ₩ 34,663 | ₩ 18,773 | ₩ 18,773 |
| Beijing LG Electronics Components Co., Ltd. (LGEBJ) | - | - | - | - | 4,269 | 7,205 | 7,205 |
| LG Electronics Colombia, Ltda. (LGECB) | 60.00 | 3,330 | 2,561 | 2,561 | 3,330 | 3,330 | 3,330 |
| LG Electronics (China) Co., Ltd. (LGECH) | 100.00 | 37,614 | 37,156 | 37,156 | 37,614 | 49,923 | 49,923 |
| LG Electronics Canada, Inc. (LGECI) | 100.00 | 13,779 | 14,397 | 14,397 | 13,779 | 13,470 | 13,470 |
| LG Collins Electronics Manila Inc. (LGECM) | 92.25 | 20,302 | 7,915 | 7,915 | 20,302 | 8,235 | 8,235 |
| Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGECT) | 50.00 | 15,287 | 16,526 | 16,526 | 22,953 | 21,153 | 21,153 |
| LG Electronics Deutschland GMBH (LGEDG) | 100.00 | 26,938 | 10,877 | 10,877 | 26,938 | 14,652 | 14,652 |
| PT LG Electronics Display Devices Indonesia (LGEDI) | 100.00 | 40,643 | 77,240 | 77,240 | 79,543 | 133,099 | 133,099 |
| LG Electronics Design Tech, Ltd. (LGEDT) (*2) | 100.00 | 1,002 | 1,002 | 1,002 | 1,002 | 1,002 | 1,002 |
| LG Electronics Egypt Cairo S.A.E.(LGEEC)(*2) | 100.00 | 4,382 | 4,382 | 4,382 | - | - | - |
| LG Electronics Egypt S.A.E (LGEEG) | 66.00 | 2,175 | 3,201 | 3,201 | 1,577 | 2,825 | 2,825 |
| LG Electronics Espana S.A. (LGEES) (*1) | 100.00 | 3,374 | - | - | 3,374 | - | - |
| LG Electronics Gulf FZE (LGEGF) | 100.00 | 2,489 | 1,271 | 1,271 | 2,489 | 1,803 | 1,803 |
| LG Electronics HK Limited (LGEHK) | 100.00 | 4,316 | 3,965 | 3,965 | 4,316 | 748 | 748 |
| LG Hotline CPT Ltd. (LGEHL) | - | - | - | - | 10,561 | - | - |
| LG Electronics (Huizhou) Inc. (LGEHZ) | 80.00 | 1,277 | 13,262 | 13,262 | 1,277 | 6,037 | 6,037 |
| LG Electronics India PVT Ltd. (LGEIL) | 100.00 | 32,076 | 65,653 | 65,653 | 32,076 | 49,776 | 49,776 |
| PT LG Electronics Indonesia (LGEIN) | 100.00 | 29,431 | 9,011 | 9,011 | 29,431 | 11,058 | 11,058 |
| LG Electronics Italy S.P.A. (LGEIS) | 100.00 | 14,136 | 789 | 789 | 14,136 | 5,712 | 5,712 |
| LG Electronics Japan Inc. (LGEJP) | 100.00 | 12,978 | 2,094 | 2,094 | 12,978 | 885 | 885 |
| LG Electronics Mlawa SP.Zo.O.(LGEMA) | 100.00 | 7,066 | 9,041 | 9,041 | 7,066 | 5,323 | 5,323 |
| LG Electronics Morocco S.A.R.L (LGEMC) | 100.00 | 3,352 | 2,448 | 2,448 | 2,774 | 2,774 | 2,774 |
| LG Electronics Middle East Co., Ltd. (LGEME) (*2) | 100.00 | 462 | 462 | 462 | 462 | 440 | 440 |

Continued;

-------------

7. Investments, Continued:

| | Percentage of Ownership(%) at December 31, 2001 | Millions of Won | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | | |
| | | Acquisition cost | Net asset value | Carrying value | Acquisition cost | Net asset value | Carrying value |
| <Equity method of accounting> | | | | | | | |
| LG-MECA Electronics Haiphong, Inc. (LGEMH) | 70.00 | ₩ 1,690 | ₩ 1,449 | ₩ 1,449 | ₩ 1,690 | ₩ 1,598 | ₩ 1,598 |
| LG Electronics Magyar Kft. (LGEMK) | 100.00 | 5,575 | 7,891 | 7,891 | 5,575 | 6,680 | 6,680 |
| LG Electronics (M) SDN. BHD (LGEML) (*2) | 100.00 | 11 | 11 | 11 | 11 | 11 | 11 |
| LG Electronics Monterrey Mexico S.A de C.V. (LGEMM) | 100.00 | 19,800 | 21,787 | 21,787 | 8,906 | 8,906 | 8,906 |
| LG Electronics Mexico S.A.de C.V. (LGEMS) | 100.00 | 1,936 | 9,219 | 9,219 | 1,936 | 2,859 | 2,859 |
| LG MITR Electronics Co., Ltd. (LGEMT) | 87.74 | 15,925 | 9,393 | 9,393 | 15,925 | 4,590 | 4,590 |
| LG Electronics North of England Ltd. (LGENE) | 100.00 | 11,229 | 12,237 | 12,237 | 11,229 | 12,060 | 12,060 |
| Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT) | 70.00 | 9,367 | 6,702 | 6,702 | 14,571 | 6,654 | 6,654 |
| LG Electronics Polska SP.Zo.O. (LGEPL) | 100.00 | 4,117 | 9,614 | 9,614 | 4,117 | 5,167 | 5,167 |
| Nanjing LG Panda Appliances Co., Ltd. (LGEPN) | 60.00 | 3,737 | 8,437 | 8,437 | 3,737 | 6,467 | 6,467 |
| LG Electronics Peru S.A. (LGEPR) | 100.00 | 1,879 | 1,734 | 1,734 | 1,879 | - | - |
| LG Electronics Panama S.A. (LGEPS) | 100.00 | 2,333 | 2,133 | 2,133 | 2,333 | 4,077 | 4,077 |
| LG Electronics (Qinhuangdao) Co., Ltd. (LGEQH) | 100.00 | 3,284 | 5,961 | 5,961 | 3,284 | 4,788 | 4,788 |
| Triveni (formerly, LGERCA) (*2) | 100.00 | 899 | 899 | 899 | 899 | 899 | 899 |
| LG Electronics Russia Inc. (LGERI) (*2) | 95.00 | 391 | 391 | 391 | 391 | 391 | 391 |
| LG Electronics S.A. Pty Ltd. (LGESA) (*1) | 100.00 | 3,382 | - | - | 3,382 | 270 | 270 |
| LG Electronics Service Europe Netherlands B.V. (LGESE) | 100.00 | 3,978 | 2,020 | 2,020 | 3,978 | - | - |
| Shuguang LG Electronics Co., Ltd. (LGESG) | - | - | - | - | 81,105 | 73,618 | 73,618 |
| Shanghai LG Electronics Co., Ltd. (LGESH) | 70.00 | 2,719 | 5,515 | 5,515 | 3,021 | 4,585 | 4,585 |
| LG Electronics de Sao Paulo Ltda. (LGESP) | 100.00 | 28,481 | - | - | 28,481 | 15,503 | 15,503 |
| LG SEL Electronics Vietnam Ltd. (LGESV) | 55.00 | 1,711 | 4,165 | 4,165 | 1,711 | 4,150 | 4,150 |
| LG Electronics Sweden AB (LGESW) | 100.00 | 5,668 | 3,842 | 3,842 | 5,668 | 5,658 | 5,658 |

Continued;

-------------

7. Investments, Continued:

| | Percentage of Ownership(%) at December 31, 2001 | Millions of Won | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | | |
| | | Acquisition cost | Net asset value | Carrying value | Acquisition cost | Net asset value | Carrying value |
| <Equity method of accounting> | | | | | | | |
| LG Electronics (Shenyang) Inc. (LGESY) | 70.00 | ₩ 11,165 | ₩ 11,382 | ₩ 11,382 | ₩ 12,822 | ₩ 14,673 | ₩ 14,673 |
| LG Electronics Tianjin Appliances Co., Ltd. (LGETA) | 80.00 | 42,948 | 96,270 | 96,270 | 42,948 | 76,619 | 76,619 |
| LG Electronics Thailand Co., Ltd. (LGETH) | 93.75 | 3,407 | 12,759 | 12,759 | 3,407 | 7,263 | 7,263 |
| LG Taistar Electronics Taiwan Co., Ltd. (LGETT) (*2) | 66.94 | 5,609 | 5,609 | 5,609 | 760 | 990 | 760 |
| LG Electronics United Kingdom Ltd. (LGEUK) (*1) | 100.00 | 10,486 | - | - | 10,486 | - | - |
| LG Electronics Ukraine Co., Ltd. (LGEUR) (*2) | 100.00 | 1,041 | 1,041 | 1,041 | 1,041 | 1,041 | 1,041 |
| LG Electronics U.S.A., Inc. (LGEUS) | 100.00 | 37,985 | 29,262 | 29,262 | 37,985 | 25,236 | 25,236 |
| LG Electronics Wales Ltd. (LGEWA) | 100.00 | 101,813 | 55,151 | 55,151 | 101,813 | 67,313 | 67,313 |
| Langchao LG(Yantai) Digital Mobile Technology Research & Development Co., Ltd. (LGEYT) (*2) | 49.00 | 824 | 824 | 824 | - | - | - |
| LG Soft India PVT, Ltd. (LGSI) (*2) | 88.00 | 2,920 | 2,920 | 2,920 | 2,920 | 2,920 | 2,920 |
| EIC Properties PTE., Ltd. | 38.20 | 9,636 | 9,283 | 9,283 | - | - | - |
| Zenith Electronics Corporation (Zenith) (*1) | 100.00 | 236,860 | - | - | 236,860 | - | - |
| LG Infocomm U.S.A. Inc. (LGICUS) | 100.00 | 4,673 | 14,818 | 14,818 | 4,673 | 9,045 | 9,045 |
| LG Infocomm Thailand, Inc. (LGICTH) | 60.00 | 3,246 | 4,131 | 4,131 | 3,246 | 3,148 | 3,148 |
| Vietnam Korea Exchange, Ltd.(VKX) | 40.00 | 1,734 | 1,972 | 1,972 | 1,734 | 1,760 | 1,760 |
| LG Tops (*2) | 40.00 | 2,699 | 2,699 | 2,699 | 1,799 | 1,799 | 1,799 |
| LG Electronics System India, Ltd. (LGSYS) (formerly, Escorts Communication Ltd.)(*2) | 100.00 | 6,400 | 6,400 | 6,400 | 6,400 | 6,400 | 6,400 |
| Electromagnetica Goldstar S.R.L.(*2) | 50.00 | 508 | 508 | 508 | 508 | 508 | 508 |
| LG Telecom Corp. (*2) | 75.00 | 369 | 369 | 369 | 369 | 369 | 369 |
| SLD TELECOM Pte. Ltd. (*2) | 44.00 | 4,390 | 4,390 | 4,390 | 250 | 250 | 250 |
| LG.Philips Displays Holding B.V. | 50.00 | 933,155 | 706,662 | 706,662 | - | - | - |
| LG(Yantai) Information & Communication Technology Co., Ltd. (*2) | 100.00 | 2,720 | 2,720 | 2,720 | - | - | - |
| Investments applying for the equity method of accounting total | | ₩5,136,377 | ₩3,748,580 | ₩3,748,580 | ₩4,447,133 | ₩3,823,515 | ₩3,823,285 |

Continued;

-------------

## 7. Investments, Continued:

| | Percentage of Ownership(%) at December 31, 2001 | Millions of Won | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | | |
| | | Acquisition cost | Net asset / fair value | Carrying value | Acquisition cost | Net asset / fair value | Carrying value |
| <Marketable equity securities> | | | | | | | |
| Korea stock market stabilization fund | 2.48 | ₩ 16,441 | ₩ 17,549 | ₩ 17,549 | ₩ 20,841 | ₩ 10,977 | ₩ 10,977 |
| Hynix Semiconductor Inc. (formerly, Hyundai Electronics Industries Co., Ltd.) | 0.38 | 24,298 | 4,551 | 4,551 | 24,298 | 7,569 | 7,569 |
| Hanaro Telecom Inc. | 4.46 | 147,546 | 55,763 | 55,763 | 147,546 | 25,591 | 25,591 |
| Other | - | 3,740 | 5,634 | 5,634 | 3,740 | 3,832 | 1,996 |
| | | 192,025 | 83,497 | 83,497 | 196,425 | 47,969 | 46,133 |
| <Non-marketable equity securities> | | | | | | | |
| Domestic Companies | | | | | | | |
| LG OTIS Elevator Co., Ltd. | 19.90 | 89,550 | 88,755 | 89,550 | 89,550 | 87,890 | 89,550 |
| DreamWiz Inc. | 10.00 | 11,111 | 1,463 | 11,111 | 11,111 | 1,513 | 11,111 |
| Lotis Co., Ltd. | 18.57 | 3,029 | 1,327 | 3,029 | 1,900 | 1,060 | 1,900 |
| Media Valley Inc. | 1.81 | 300 | 187 | 300 | 300 | 187 | 300 |
| Innopla Co., Ltd. (formerly, Sunhan Tech Co., Ltd.) | 19.90 | 245 | 645 | 245 | 245 | 682 | 245 |
| Castec Korea Co., Ltd. | 5.00 | 150 | 489 | 150 | 150 | 414 | 150 |
| Msoltech Co., Ltd. | 10.00 | 635 | 242 | 635 | 635 | 635 | 635 |
| AL Tech Inc. | 10.00 | 589 | 245 | 589 | 589 | 589 | 589 |
| Korea Information Certificate Authority Inc. | 10.00 | 1,852 | 1,860 | 1,852 | 1,852 | 1,841 | 1,852 |
| STIC Co., Ltd. | 94.00 | 28,200 | 29,320 | 28,200 | 28,200 | 28,829 | 28,200 |
| Association of Electronics Environment | 40.80 | 388 | 208 | 388 | 183 | 23 | 183 |
| Megaround Co., Ltd. | 19.90 | 318 | 315 | 318 | 119 | 117 | 119 |
| MS Tech | - | - | - | - | 298 | 307 | 298 |
| TEMKO Korea Co., Ltd. | 13.04 | 1,200 | 1,200 | 1,200 | - | - | - |
| Other | - | 2,589 | 2,728 | 2,589 | 8,530 | 8,669 | 8,530 |
| Overseas Companies | | | | | | | |
| Gemfire Corp. | 4.41 | 1,835 | 170 | 1,835 | 1,835 | 170 | 1,835 |
| Erlang Technology Inc. | 8.40 | 1,129 | 187 | 1,129 | 1,129 | 1,129 | 1,129 |
| Mainstreet Networks(*3) | 5.45 | 1,468 | - | - | 1,468 | - | - |
| iTV Corporation(*3) | 13.08 | 1,957 | - | - | 1,957 | - | - |
| Pocket Science(*3) | 4.42 | 473 | - | - | 473 | - | - |
| Neopoint Inc.(*3) | 16.62 | 1,604 | - | - | 1,604 | - | - |
| E2OPEN.COM | 6.25 | 9,744 | 3,606 | 9,744 | - | - | - |
| Cenix Inc. | 2.07 | 3,272 | 958 | 3,272 | - | - | - |
| Monet Mobile Networks | 1.90 | 1,299 | 871 | 1,299 | - | - | - |
| SUNPOWER.INC | 10.35 | 1,257 | 219 | 1,257 | - | - | - |
| Other | - | 247 | 247 | 247 | 233 | 233 | 233 |
| | | ₩ 164,441 | ₩ 135,242 | ₩158,939 | ₩ 152,361 | ₩ 134,288 | ₩ 146,859 |

Continued;

-------------

7. Investments, Continued:

| | Percentage of Ownership(%) at December 31, 2001 | Millions of Won | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | | |
| | | Acquisition cost | Fair value | Carrying value | Acquisition cost | Fair value | Carrying value |
| <Debt securities> | | | | | | | |
| Bonds issued by government | - | ₩ 46,286 | ₩ 19,400 | ₩ 19,400 | ₩ 29,990 | ₩ 21,799 | ₩ 21,799 |
| Senior secured note issued by Zenith | - | 132,600 | 153,800 | 153,800 | 135,195 | 148,686 | 148,686 |
| ABS subordinated bond | - | 13,700 | 13,700 | 13,700 | 13,700 | 13,700 | 13,700 |
| Corporate bond | - | - | - | - | 10,000 | 10,000 | 10,000 |
| Other | - | 44 | 44 | 44 | 44 | 44 | 44 |
| | | 192,630 | 186,944 | 186,944 | 188,929 | 194,229 | 194,229 |
| Other investments total | | 549,096 | 405,683 | 429,380 | 537,715 | 376,486 | 387,221 |
| Investments total | | ₩5,685,473 | ₩4,154,263 | ₩4,177,960 | ₩4,984,848 | ₩4,200,001 | ₩4,210,506 |

(*1) The equity method of accounting has been suspended due to accumulated losses.

(*2) Investments in small sized subsidiaries and affiliates whose total assets at the previous year-end are less than ₩7,000 million are stated at cost in accordance with financial accounting standards generally accepted in the Republic of Korea.

(*3) Acquisition cost was written off due to negative net book value of the investment as of December 31, 2001.

(*) The equity method of accounting is applied based on most recent unaudited financial statements of subsidiaries and affiliates. Net book values of non-marketable equity securities are recorded based on most recent unaudited financial statements.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2001 are as follows :

| | Millions of Won |
|---|---|
| Balance at January 1, 2001 | ₩ 3,822,525 |
| Acquisitions during the year | 1,536,709 |
| Reclassification | 760 |
| Increase in retained earnings | 86,514 |
| Increase in capital adjustments | 60,392 |
| Equity in loss of affiliates, net | (862,421) |
| Elimination of unrealized profit | (39,051) |
| Dividend received | (119,868) |
| Disposal of investment securities | (736,980) |
| Balance at December 31, 2001 | ₩ 3,748,580 |

Continued;

7. Investments, Continued:

On December 31, 2001 and 2000, except for the Korea stock market stabilization fund, of which the differences between the market value and the acquisition cost are charged to current operations, the differences between the market value and the acquisition cost of the investments in marketable equity securities are accounted for as capital adjustments.

A senior secured note issued by Zenith outstanding on December 31, 2001 and 2000 was converted from the Company's receivables from Zenith according to the reorganization plan of Zenith approved by the court in the United States of America on November 5, 1999 (see Note 14). The note's terms and conditions are as follows :

Interest : Effective August 1, 2000, terms were changed from LIBOR+6.5% on a quarterly basis to LIBOR+3.0% on an annual basis
Maturity of principal : November 1, 2009

In February, 2001, the Company sold 1,915,900 shares of LG Cable Ltd. in exchange for ₩22,449 million and recognized loss on disposal of investment of ₩7,456 million.

On June 29, 2001, the Company contributed its investments in Beijing LG Electronics Components Co., Ltd. ("LGEBJ") and LG Shuguang Electronics Co., Ltd. ("LGESG") to the CRT joint venture with Koninklijke Philips Electronics N.V.(see Note 26).

In September 2001, the Company sold 4,563 thousand shares of its investment in Dacom Corporation for ₩ 80,993 million and incurred a loss from disposal of investments amounting to ₩ 374,969 million (see Note 14).

In 2001, the Company purchased 45,146,767 shares of common stock of LG TeleCom Ltd. for ₩231,780 million.

In December 2001, the Company purchased 218,845 shares of common stock of LG CNS Co., Ltd. for ₩48,146 million.

In December 2001, PT LG Electronics Display Devices Indonesia ("LGEDI") executed stock redemption, reducing investment stocks of the Company by 50,000 shares. As a result, the Company recognized gain on disposal of investment amounting to ₩21,576 million.

8. Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2001 and 2000 comprise the following :

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Buildings | ₩ 1,002,446 | ₩ 1,095,616 |
| Structures | 89,215 | 107,578 |
| Machinery and equipment | 1,027,145 | 1,282,603 |
| Tools | 726,384 | 776,989 |
| Furniture and fixtures | 479,525 | 484,019 |
| Vehicles | 24,113 | 27,099 |
| | 3,348,828 | 3,773,904 |
| Accumulated depreciation | (1,279,316) | (1,500,218) |
| | 2,069,512 | 2,273,686 |
| Land | 773,525 | 794,384 |
| Construction in progress | 70,302 | 218,694 |
| Machinery in transit | 10,148 | 50,324 |
| | ₩ 2,923,487 | ₩ 3,337,088 |

As of December 31, 2001 and 2000, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, approximates ₩639,124 million and ₩655,189 million, respectively.

As of December 31, 2001, property, plant and equipment, other than land and certain construction in progress, and inventories are insured against various property risks including fire and other casualty losses up to approximately ₩5,059,245 million.

A substantial portion of property, plant and equipment as of December 31, 2001 and 2000 is pledged as collateral for various loans from banks, including Korea Development Bank, up to a maximum Won equivalent amount of approximately ₩325,782 million and ₩649,139 million, respectively (see Notes 10 and 11).

9. Intangible Assets :

Intangible assets as of December 31, 2001 and 2000 comprise the following :

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Goodwill | ₩ 336,329 | ₩ 375,170 |
| Development costs | 189,338 | 120,557 |
| Industrial property rights | 484,902 | 558,702 |
| Other | 60,601 | 38,083 |
| | ₩ 1,071,170 | ₩ 1,092,512 |

Details of research and development costs incurred for the years ended December 31, 2001 and 2000 are as follows :

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Capitalized | ₩ 119,086 | ₩ 76,836 |
| Expensed | 471,658 | 295,776 |
| | ₩ 590,744 | ₩ 372,612 |

As a result of the merger with LG Information & Communications, Ltd., the Company recognized goodwill of ₩393,820 million and acquired industrial property rights of ₩578,788 million. Related amortization expenses of goodwill and industrial property rights approximate ₩39,382 million and ₩76,359 million, respectively, for the year ended December 31, 2001 (see Note 25).

## 10. Short-Term Borrowings:

Short-term borrowings as of December 31, 2001 and 2000 comprise the following :

| | Annual Interest Rates (%) as of December 31, 2001 | In Millions 2001 | In Millions 2000 |
|---|---|---|---|
| Bank overdrafts | 7.0 – 9.0 | ₩ 37,155 | ₩ 430 |
| Won currency loans : | | | |
| General term loans | 4.8 – 4.9 | 7,500 | 171,500 |
| Notes discounted | - | - | 357,100 |
| | | 7,500 | 528,600 |
| Foreign currency loans | - | - | 11,849 |
| | | ( US$ - ) | ( US$ 9 ) |
| Trade loans | 1.0 – 5.5 | 7,215 | 117,476 |
| | | ( US$ 5 ) | ( US$ 91 ) |
| | | ( ¥ 28 ) | ( ¥ 250 ) |
| | | ₩ 51,870 | ₩ 658,355 |

See Notes 3 and 8 for collateral arrangements for these borrowings.

Current maturities of long-term debt as of December 31, 2001 and 2000 comprise the following :

| | Millions of Won 2001 | Millions of Won 2000 |
|---|---|---|
| Debentures | ₩ 1,291,892 | ₩ 1,410,500 |
| Discount on debentures, net | (5,193) | (11,263) |
| Long-term debt | 200,626 | 261,197 |
| Long-term other accounts payable | - | 3,282 |
| | ₩ 1,487,325 | ₩ 1,663,716 |

11. Long-Term Debt :

Long-term debt as of December 31, 2001 and 2000 comprises the following:

| | Annual interest rate (%) at December 31, 2001 | In Millions 2001 | In Millions 2000 |
|---|---|---|---|
| Debentures | | | |
| Public, guaranteed payable | - | ₩ - | ₩ 55,500 |
| Private, non-guaranteed payable through 2006 | 7.3 – 16.5 | 660,000 | 460,000 |
| Public, non-guaranteed payable through 2006 | 5.0 – 9.0 | 2,475,000 | 2,410,000 |
| Floating rate notes in foreign currency, payable through 2006 (*1) | LIBOR+1.2-1.9 | 558,288 | 278,394 |
| | | (US$ 421) | (US$ 221) |
| | | 3,693,288 | 3,203,894 |
| Convertible Bond | | | |
| Foreign currency, issued in 1996 (*2) | - | - | 33,096 |
| | | (US$ -) | (US$ 40) |
| | | - | 33,096 |
| Exchangeable Bond | | | |
| Foreign currency, issued in 1997 (*3) | 0.25 | 73,824 | 66,623 |
| | | (US$ 56) | (US$ 75) |
| | | 3,767,112 | 3,303,613 |
| Less : treasury debentures | | (-) | (17,171) |
| current maturities | | (1,291,892) | (1,410,500) |
| discount on debentures | | (53,758) | (28,045) |
| premium on debentures | | - | 306 |
| | | ₩ 2,421,462 | ₩ 1,848,203 |

Continued;

-------------

11. Long-Term Debt, Continued:

| | Annual Interest Rate (%) at December 31, 2001 | In Millions 2001 | In Millions 2000 |
|---|---|---|---|
| Won currency loans | | | |
| Kookmin Bank | 3.0 – 6.0 | ₩ 3,801 | ₩ 95,571 |
| Korea Development Bank | 5.0 – 5.75 | 11,817 | 196,659 |
| Hana Bank | 5.5 – 6.5 | 1,774 | 2,694 |
| Hanvit Bank | – | - | 30,000 |
| Korea Technology Banking Corporation | 4.75 – 6.5 | 10,068 | 15,061 |
| Korea Development Capital Corporation | 6.5 | 960 | 1,280 |
| Korea Network Research Association | – | - | 467 |
| | | 28,420 | 341,732 |
| Foreign currency loans | | | |
| Korea Development Bank | LIBOR + 1.95 – 2.15 | 58,052 | 105,318 |
| Korea Exchange Bank | LIBOR + 0.45 | 132,610 | 189,930 |
| Hanvit Bank | LIBOR + 0.4 – 0.425 | 4,193 | 11,111 |
| Korea First Bank | LIBOR + 1.5 | 15,875 | 15,080 |
| Export-Import Bank of Korea | LIBOR + 0.625 | 4,994 | 7,115 |
| Chohung Bank | – | - | 34,012 |
| Development Bank of Singapore | LIBOR + 1.6 | 13,166 | 12,507 |
| Novascotia | – | - | 26,626 |
| Banque Paribas | LIBOR + 0.7 | 6,519 | 8,257 |
| Societe General | LIBOR + 0.6 | 13,868 | 18,443 |
| Sumitomo Bank | – | - | 11,389 |
| Bank One | LIBOR + 1.4 | 2,652 | 9,245 |
| Bank of Tokyo-Mitsubishi | LIBOR + 0.74 | 8,514 | 13,479 |
| | | 260,443 | 462,512 |
| | | (US$ 196) | (US$ 367) |
| | | 288,863 | 804,244 |
| | Less : current maturities | (200,626) | (261,197) |
| | | ₩ 88,237 | ₩ 543,047 |

Continued;

11. Long-Term Debt, Continued:

Treasury debentures of ₩17,171 million held by the Company as of December 31, 2000 make up a portion of exchangeable bonds, which were cancelled in 2001.

(*1) In 2000 and 2001, the Company issued U.S. Dollar denominated floating rate notes aggregating US$ 421 million, of which US$ 221 million is due in 2002, US$ 100 million in 2003, and US$100 million in 2006.

(*2) In 2001, the foreign currency convertible bond issued in 1996 has been redeemed earlier than its maturity.

(*3) In 1997, the Company issued foreign currency denominated exchangeable bonds totaling US$ 75 million bearing interest at 0.25% per annum. In 2001, the Company extinguished bonds amounting to US$19 million. The bonds are exchangeable into common stock of Hynix Semiconductor Inc. ("Hynix", formerly, Hyundai Electonics Industries Co., Ltd.) through November 2007, unless previously redeemed. Each bond can be exchanged for 266.4 shares of Hynix common stock with a par value of ₩5,000. The exchange price was initially determined to be ₩33,345 per share based on a fixed exchange rate for U.S. dollars of US$1.00 = ₩888.30. The terms and conditions of the exchangeable bonds are as follows :

- Basic exchange price for each share of Hynix common stock :
  US$ 37.54 (₩33,345 / ₩888.30)

- Payment of interest : At the end of each year

- Final redemption :
  Unless previously redeemed, purchased or exchanged, the bonds will be redeemed on December 31, 2007 at their principal amount, plus accrued interest.

- Redemption at the option of the Company :
  The Company may redeem any or all of the bonds at their principal amount, plus accrued interest. However, no such redemption can be made before July 9, 2002, unless the closing price (converted into U.S. dollars at the prevailing exchange rate) for each of the 30 consecutive trading days, the last of which occurs not more than 30 days prior to the date upon which the notice of redemption is published, has been at least 135% of the exchange price in effect on each such trading day converted into U.S. Dollars at a fixed exchange rate of US$1.00 : ₩888.30.

Continued;

11. Long-Term Debt, Continued:

- Redemption at the option of the bondholders :
  The bondholders may require the Company to redeem any or all (in multiples of US$ 10,000) of the bonds held by such holders on July 8, 2002 at 133.67% of the principal amount of such bonds, plus accrued interest.

- Exchange by bondholder
  Each bond is exchangeable for a pro rata share of the exchange property until November 30, 2007. As of December 31, 2001, the exchange property comprises 1,997,976 common shares of Hynix, calculated by dividing the aggregate principal amount (converted into Won at a fixed exchange rate of US$1.00 : ₩888.30) by the exchange price, but is subject to change as a result of any adjustment to the exchange price or an offer made for the common shares.

- As of December 31, 2001, the bonds are translated using exchange rate as of balance sheet date and reclassified to current maturities of long-term debt as the Company estimates that bondholders will request to redeem the bonds early in 2002.

As of December 31, 2001 and 2000, the Company has outstanding long-term other accounts payable amounting to ₩17,013 million and ₩2,287 million, respectively. Long-term other accounts payable as of December 31, 2000 was related to a land purchase for the Bundang research center and was repaid out in 2001. Long-term other accounts payable as of December 31, 2001 includes ₩16,897 million of payable in relation to the option premium of treasury stock sales.

See Notes 3 and 8 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of December 31, 2001 are as follows:

| | Millions of Won | | | |
|---|---|---|---|---|
| For the year ending December 31, | Debentures and convertible bonds | Long-term debt | Long-term other accounts payable | Total |
| 2003 | ₩ 742,610 | ₩ 35,697 | ₩ 17,013 | ₩ 795,320 |
| 2004 | 850,000 | 23,172 | - | 873,172 |
| 2005 | - | 17,234 | - | 17,234 |
| 2006 | 882,610 | 8,827 | - | 891,437 |
| 2007 and thereafter | - | 3,307 | - | 3,307 |
| | ₩ 2 ,475,220 | ₩ 88,237 | ₩ 17,013 | ₩2,580,470 |

12. Leases:

The Company has entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases under which lease payment are charged to expense as incurred.

As of December 31, 2001, future lease payments under operating lease agreements are as follows :

| For the year ending December 31, | Millions of Won |
|---|---|
| 2002 | ₩ 10,336 |
| 2003 | 3,344 |
| 2004 | 824 |
| | ₩ 14,504 |

The Company acquired certain machinery and equipment under capital lease agreements. At December 31, 2001, the acquisition cost of machinery and equipment under capital leases was ₩ 385 million and related depreciation expense recognized in 2001 was ₩ 77 million.

As of December 31, 2001, future minimum lease payments under capital lease obligations are as follows :

| Year ending December 31, | Millions of Won |
|---|---|
| 2002 | ₩ 172 |
| 2003 | 116 |
| | ₩ 288 |

-------------

13. Accrued Severance Benefits:

Accrued severance benefits as of December 31, 2001 and 2000 are as follows:

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Beginning balance | ₩ 551,237 | ₩ 434,842 |
| Severance payments | (148,131) | (85,046) |
| Transfer-out to the CRT joint venture | (69,415) | - |
| Transfer-in by merger | - | 66,263 |
| Transfer-in from affiliated companies | 3,448 | 238 |
| Provisions | 142,817 | 128,943 |
| Conversion to severance insurance deposit | - | 5,997 |
| | 479,956 | 551,237 |
| Contribution to National Pension Fund | (27,214) | (39,196) |
| Severance insurance deposits | (297,525) | (330,830) |
| | ₩ 155,217 | ₩ 181,211 |

On December 31, 2001 and 2000, the severance benefits are funded approximately 62% and 60%, respectively, through employees severance insurance plans with Kyobo Life Insurance Co, Ltd. and other life insurance companies. The amounts funded under employees severance insurance plans (severance insurance deposits) is presented as deduction from accrued severance benefits.

14. Commitments and Contingencies:

On December 31, 2001, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

On December 31, 2001, the Company has entered into bank overdraft facility agreements with various banks amounting to ₩320,200 million.

On December 31, 2001, the outstanding balance of export trade accounts receivable sold at discount to various financial institutions with recourse is ₩2,332,362 million.

On December 31, 2001, the Company has entered into factoring agreements for domestic trade accounts receivable with Hana Bank and Shinhan Bank. However, in relation to the agreements, at December 31, 2001, there is no outstanding balance of factored accounts receivable.

Continued;

14. Commitments and Contingencies, Continued :

On December 31, 2001, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

On December 31, 2001, the Company has entered into sales contracts with several companies, which comprise approximately ₩ 20,033 million of sales to LG TeleCom, Ltd., ₩ 10,920 million of sales to Korea Telecom Corp., ₩ 1,257 million of sales to SK Telecom Co., and ₩ 29,956 million of sales to Hanaro Telecom, Inc. and others.

On December 31, 2001 and 2000, the Company was contingently liable for guarantees approximating ₩1,569,184 million and ₩1,594,887 million, respectively, on indebtedness of its subsidiaries and affiliates as follows :

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Domestic companies | | |
| LG TeleCom, Ltd. | ₩ 132,610 | ₩ 125,970 |
| Other | 14,278 | 26,465 |
| | 146,888 | 152,435 |
| Overseas companies | | |
| LG Electronics Wales Ltd. | 173,404 | 252,225 |
| PT LG Electronics Display Devices Indonesia | 78,240 | 130,829 |
| LG Electronics Alabama Inc. | 183,002 | 205,331 |
| LG Electronics U.S.A., Inc. | 169,741 | 144,865 |
| LG Electronics North of England Ltd. | 61,761 | 40,847 |
| Shuguang LG Electronics Co., Ltd. | 36,335 | 78,605 |
| LG Electronics Tianjin Appliances Co., Ltd. | 90,451 | 50,388 |
| Zenith Electronics Corporation | 53,044 | 12,597 |
| Other | 576,318 | 526,765 |
| | 1,422,296 | 1,442,452 |
| Total | ₩ 1,569,184 | ₩ 1,594,887 |

On December 31, 2001, the Company has no guarantees received, and on December 31, 2000, the Company has received guarantees approximating ₩58,767 million from various banks for the repayment of certain debentures of the Company.

Continued;

-------------

14. Commitments and Contingencies, Continued :

As of December 31, 2001, the Company entered into a treasury stock sales and call option contract with Credit Suisse First Boston International ("CSFB") and Bank of America, N.A., Charlotte Head Office ("BOA"). The terms and conditions of the contracts are as follows :

(1) Contract with CSFB

Treasury stock sales

- Trade date: December 21, 2000
- Number of shares: 11,000,000 shares of common stock
- Sales price: the closing trade price on the trade date per share (₩12,400 per share)
- Price adjustment:
  On March 19, 2001, sales price was adjusted to the weighted average trade price during the initial valuation period which was determined based on CSFB's executions. As a result, the Company recognized a gain on transaction of derivatives amounting to ₩19,095 million.

Call option contract

- Call option buyer : the Company
- Call option seller: CSFB
- Effective date : March 19, 2001
- Termination date: September 17, 2004
- Initial share price : ₩14,140.62
- Call option contract amounts: ₩155,547 million (US$120 million)
- Call option premium: 17.34% of call option contract amounts
- Exercise of call options:
  Call option buyer has the right to exercise the call options on the expiry date, which is the fifth business day immediately preceding the termination date. On the termination date, the call options exercised shall be cash settled and the call option seller shall pay an amount per the call options exercised equal to: Max(final share price minus initial share price, 0), subject to a maximum of 30.0% of initial share price.
- Final share price :
  equal to the arithmetic average of the seven interim share prices, calculated based on the closing trade prices during the period from 36 months following the effective date through the expiry date.

  An unrealized gain on valuation of derivatives in the amount of ₩20,849 million in excess of the option premium cost of ₩26,947 million was recognized for the year ended December 31, 2001.

Continued;

-------------

14. Commitments and Contingencies, Continued :

(2) Contract with BOA

Treasury stock sales

- Trade date: May 24, 2001
- Number of shares: 9,149,920 shares of common stock
  1,023,180 shares of preferred stock
- Sales price: the closing trade price on the trade date per share (common stock : ₩ 18,200 per share, preferred stock : ₩ 8,340 per share)
- Price adjustment:
  On September 7, 2001, sales price was adjusted to the weighted average trade price during the initial valuation period determined based on BOA's executions. As a result, the Company incurred a loss on transaction of derivatives amounting to ₩ 25,267 million.

Call option contract

- Call option buyer : the Company
- Call option seller: BOA
- Effective date : September 7, 2001
- Termination date: 3 years after effective date (September 7, 2004)
- Initial share price : common stock ₩ 15,517, preferred stock ₩ 7,660
- Call option contract amounts: common stock ₩141,979 million (US$110 million),
  preferred stock ₩7,838 million (US$6 million)
- Call option premium: 15% of call option contract amounts
- Exercise of call options:
  Call option buyer has the right to exercise the call options. On the termination date, the call options exercised shall be cash settled and the call option seller shall pay an amount per the call options exercised equal to: Max (final share price minus initial share price, 0), subject to a maximum of 30.0% of initial share price.
- Final share price :
  Determined as the average of twelve monthly closing prices for the twelve months up to and including the termination date, where each " monthly closing price" is taken as the arithmetic average of the official closing price of the five business day period ending in and including the monthly anniversary date relative to the termination date of each month.

  An unrealized gain on valuation of derivatives in the amount of ₩ 23,761 million in excess of the option premium cost of ₩22,477 million was recognized for the year ended December 31, 2001.

Continued;

-------------

14. Commitments and Contingencies, Continued :

As of December 31, 2001, the Company has entered into Dacom Corporation stock sales and derivatives contracts for its share in Dacom Corporation with Credit Suisse First Boston International ("CSFB"). The terms and conditions of the contracts are as follows :

Sales of Shares in Dacom Corporation

- Trade date : September 21, 2001
- Number of shares : 4,563,000 shares of common stock
- Sales price : the closing trade price on the trade date per share (₩ 17,750 per share)
- Price adjustment :
  On November 5, 2001, sales price was adjusted to the weighted average trade price during the initial valuation period determined based on CSFB's executions. As a result, the Company incurred a gain on transaction of derivatives amounting to ₩ 212 million.

Call option contract

- Call option buyer : the Company
- Call option seller : CSFB
- Effective date : November 5, 2001
- Termination date : 3 years after effective date (November 5, 2004)
- Initial share price : ₩17,796.40
- Call option contract amounts : ₩80,687 million
- Call option premium : 18.3% of call option contract amounts
- Exercise of call option :
  Final call option buyer has the right to exercise the final call options on the termination date. On the date two business days after the termination date, the final call options exercised shall be cash settled and the final call option seller shall pay the final call option buyer an amount equal to : (final share price – initial share price) X number of final call options.
- Final share price :
  Determined as the average of all daily closing prices from the first business day following effective date to the termination date subject to a minimum of initial share price.
- Upper limit of daily closing price :
  Starting on the first business day following the effective date at 170% of initial share price and decreasing linearly on each subsequent business day down to 130% of initial share price on the termination date.

An unrealized gain on valuation of derivatives in the amount of ₩ 22,189 million in excess of the option premium cost of ₩14,857 million was recognized for the year ended December 31, 2001.

Continued;

-------------

14. Commitments and Contingencies, Continued :

In order to reduce the impact of changes in exchange rates on future cash flows, the Company enters into foreign currency forward contracts. The Company has outstanding forward contracts with Citibank for selling US dollars amounting to US$ 40 million (contract rates : ₩1,283.85 : US$ 1~₩1,352.0 : US$ 1, contract due dates : January through July 2002).

As of December 31, 2001, the Company has outstanding forward contracts with Bank of Tokyo-Mitsubishi for selling US dollars and buying Japanese Yen amounting to US$ 4 million (contract rates : ¥121.11 : US$1 ~ ¥122.47 : US$1, contract due dates : January through February 2002).

As of December 31, 2001, the Company has outstanding forward contracts for selling Euro and buying US Dollars amounting to US$ 24 million (contract rates : € 0.8766 : US$ 1~ € 0.8998 : US$ 1, contract due dates : January through June 2002).

As a result of the above foreign currency forward contracts, an unrealized gain and loss of ₩ 109 million and 661 million, respectively, were charged to operations for the year ended December 31, 2001.

In order to reduce the impact of changes in interest rates, the Company enters into interest rate swap contracts and an unrealized loss of ₩2,532 million was recorded as a capital adjustment. A summary of the terms of outstanding interest rate swap contracts at December 31, 2001 is as follows (see Note 18) :

| | Amount (In millions) | Buying rate (%) | Selling rate (%) | Contract due date |
|---|---|---|---|---|
| ABN AMRO Bank | US$ 70 | 7.35% | 6M LIBOR | June 14, 2002 |

14. Commitments and Contingencies, Continued :

In order to reduce the impact of changes in exchange rates, the Company enters into foreign currency option contracts. An unrealized loss of ₩2,412 million was charged to operations for the year ended December 31, 2001. A summary of the terms of outstanding currency option contracts at December 31, 2001 is as follows :

| | Option Type | Amount (In millions) | Exercising price | Contract due date |
|---|---|---|---|---|
| Citibank | Put | US$ 9.0 | ₩ 1,280.0/US$ | 2002.3.11 |
| | Call | US$ 9.0 | ₩ 1,343.5/US$ | 2002.3.11 |
| | Put | US$ 5.0 | ₩ 1,285.0/US$ | 2002.1.14 |
| | Call | US$ 10.0 | ₩ 1,285.0/US$ | 2002.1.14 |
| | Put | US$ 5.0 | ₩ 1,295.0/US$ | 2002.2.26 |
| | Call | US$ 10.0 | ₩ 1,295.0/US$ | 2002.2.26 |
| Deutsche Bank | Put | US$ 10.0 | ₩ 1,280.0/US$ | 2002.3.11 |
| | Call | US$ 10.0 | ₩ 1,343.0/US$ | 2002.3.11 |
| | Put | US$ 10.0 | ₩ 1,290.0/US$ | 2002.4.12 |
| | Call | US$ 10.0 | ₩ 1,337.0/US$ | 2002.4.12 |
| | Put | US$ 2.0 | ¥ 121.1/US$ | 2002.6. 4 |
| | Call | US$ 2.0 | ¥ 124.5/US$ | 2002.6. 4 |
| UBS Warburg | Put | US$ 10.0 | ₩ 1,280.0/US$ | 2002.6. 5 |
| | Call | US$ 10.0 | ₩ 1,305.0/US$ | 2002.6. 5 |
| Credit Lyonnais | Put | US$ 10.0 | ₩ 1,300.0/US$ | 2002.6.18 |
| | Call | US$ 10.0 | ₩ 1,329.0/US$ | 2002.6.18 |
| Standard Chartered Bank | Put | US$ 2.0 | ¥ 117.0/US$ | 2002.4.9 |
| | Call | US$ 2.0 | ¥ 120.05/US$ | 2002.4.9 |
| Credit Lyonnais | Put | EURO 4.0 | ¥ 117.0/€ | 2002.3.14 |
| | Call | EURO 4.0 | ¥ 120.05/€ | 2002.3.14 |

As a result of the above derivatives contracts, a gain of ₩2,167 million and a loss of ₩15,395 million were recognized for the year ended December 31, 2001.

On December 14, 2000, the Company has entered into a leasehold deposits sales agreement with LG Shinhan Securitization L.L.C. ("SPC") to securitize the leasehold deposits owned by the Company. The Company has sold leasehold deposits whose book value is ₩133,854 million to the SPC for ₩120,400 million, and in 2001 the Company repurchased a substantial portion of leasehold deposits for ₩119,898 million.

Continued;

14. Commitments and Contingencies, Continued :

As of December 31, 2001, the Company has ₩13,700 million of subordinated bond issued by the SPC and ₩3,300 million of long-term loan due from the SPC. The Company provides management services related to the leasehold deposits owned by the SPC and receives a service fee from the SPC. The holders of the bonds issued by the SPC based on the leasehold deposits have rights to request the Company to purchase the bonds under certain adverse conditions within two years after the date upon which the bond sales are completed.

On December 31, 2001, the Company is named as the defendant in legal actions which were brought against the Company by AVS Corporation in Canada and Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and the plaintiff are approximately ₩193 million in 9 cases and ₩4,447 million in 7 cases, respectively, as of December 31, 2001. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying financial statements.

Zenith Electronics Corporation ("Zenith"), a subsidiary, has experienced significant financial difficulties resulting from continuous losses. Zenith filed a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code of the United States of America, and the reorganization plan was approved by the court in November 1999. As a result of the reorganization plan, the Company owns 100% of equity in the restructured Zenith. However due to continuous losses and accumulated deficits, as of December 31, 2001 Zenith's total liabilities are greater than its total assets by ₩311,773 million (US$235 million). As of December 31, 2001, the Company has ₩153,800 million (US$116 million) of senior secured notes issued by Zenith, ₩79,566 million (US$60 million) of loans to Zenith, and ₩53,044 million (US$40 million) of guarantees provided to Zenith (see Note 7).

In order to recover its accumulated deficits, Zenith has reduced costs through reduction of number of employees and disposal of production lines, and changed to become a research & development and marketing company instead of a manufacturing company. The Company's management expects that royalty income to be incurred from VSB technology patents for digital TV owned by Zenith will significantly contribute to the recovery of Zenith in the future.

Continued;

14. Commitments and Contingencies, Continued :

Based on above mentioned factors, the Company's management believes that a reserve related to the collectibility of the senior secured notes and loans to Zenith is not required and that the possible exercise of the guarantee obligation for indebtedness of Zenith is a remote possibility.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and significant uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. In addition, the Company has investments in, and receivables from affiliates located in Asia Pacific region. The Company also has outstanding guarantees on the debt obligations of these affiliates. These affiliates have been affected, and may continue to be affected, by the unstable economic situation in the Asia Pacific region.

15. Capital Stock :

As of December 31, 2001 and 2000, capital stock is as follows :

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Number of issuance (shares) | Par value | Millions of Won | Number of issuance (shares) | Par value | Millions of Won |
| Common stock | 155,118,070 | ₩ 5,000 | ₩ 775,590 | 155,118,070 | ₩ 5,000 | ₩ 775,590 |
| Preferred stock(*1) | 19,095,547 | 5,000 | 95,478 | 19,095,547 | 5,000 | 95,478 |
| Redeemable preferred stock(*2) | - | 5,000 | 160,000 | 32,000,000 | 5,000 | 160,000 |
| | 174,213,617 | | ₩1,031,068 | 206,213,617 | | ₩1,031,068 |

As of December 31, 2001 and 2000, the number of shares authorized is 500,000,000 shares.

(*1) As of December 31, 2001 and 2000, 19,095,547 shares of non-voting preferred stock are issued and outstanding. The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

(*2) On June 29, 2001, the Company redeemed ₩542,952 million (32,000,000 shares) of the redeemable preferred stock issued on December 23, 2000 and reduced ₩544,000 million of retained earnings, pursuant to the resolution by the board of directors on June 25, 2001. On December 31, 2001, the Company recorded dividends payable of ₩20,121 million for the period from January 1, 2001 until June 29, 2001. As a result, as of December 31, 2001, there is discrepancy between capital stock amount and total par value amount of shares issued and oustanding.

16. Capital Surplus:

In cases where the net assets of the combined enterprises exceed the consideration paid, the Company records the excess amount as a gain on merger.

The Company revalued a substantial portion of its property, plant and equipment, effective January 1, 1981 and 1993, and October 1, 1998, in accordance with the Korean Asset Revaluation Law and obtained relevant governmental approval. As of December 31, 2001, the revaluation increments of ₩339,619 million, net of tax, transfer to capital stock and offset against deferred foreign currency translation losses, are credited to revaluation surplus.

17. Retained Earnings :

Retained earnings as of December 31, 2001 and 2000 are as follows:

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Legal reserve (*1) | ₩ 69,888 | ₩ 55,999 |
| Other reserves | | |
| Reserve for business rationalization (*2) | 431,065 | 281,065 |
| Reserve for improvement of financial structure (*3) | 84,458 | 84,458 |
| Reserve for technological development (*4) | 866,561 | 708,680 |
| Reserve for redemption of redeemable preferred stock | - | 544,000 |
| | 1,382,084 | 1,618,203 |
| Unappropriated retained earnings carried forward to subsequent year | 19 | 24 |
| | ₩ 1,451,991 | ₩ 1,674,226 |

(*1) The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's board of directors or used to reduce accumulated deficit, if any, through appropriate resolution by the Company's shareholders.

(*2) Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate, as a reserve for business rationalization, a portion of retained earnings equal to tax reductions arising from investment and other tax credits. This reserve is not available for dividends but may be transferred to capital stock through an appropriate resolution by the Company's board of directors or used to reduce accumulated deficit, if any, through appropriate resolution by the Company's shareholders.

Continued;

17. Retained Earnings, Continued :

(*3) In accordance with the regulations regarding securities' issuance and disclosure (formerly, the provisions of the Financial Control Regulation for publicly listed companies), the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until equity equals 30% of total assets. This reserve is not available for dividends, but may be transferred to capital stock through an appropriate resolution by the Company's board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

(*4) Pursuant to the Tax Exemption and Reduction Control Law, the Company is allowed to appropriate retained earnings as a reserve for technological development. This reserve is not available for dividends until used for the specified purposes or reversed.

18. Capital Adjustments:

As of December 31, 2001 and 2000, capital adjustments are as follows:

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Treasury stock | ₩ (494,235) | ₩ (875,604) |
| Loss on valuation of investment securities | (74,682) | (175,462) |
| Loss on valuation of derivative financial instruments (Note 14) | (2,532) | (1,091) |
| | ₩ (571,449) | ₩ (1,052,157) |

In 2000, the Company purchased its own stocks amounting to 40,835,200 shares of common stock and 1,508,876 shares of preferred stock mainly in relation to specified money trust agreements and the stock repurchase request option executed by shareholders who objected to the merger with LG Information & Communications, Ltd. As of December 31, 2001, the Company retains treasury stocks amounting to 17,126,361 shares of common stock and 16 shares of preferred stock. The Company has intention to sell the treasury stock in the future.

19. Income Taxes:

Income tax expenses for the years ended December 31, 2001 and 2000 comprise the following:

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Current income taxes | ₩ 173,650 | ₩ 196,960 |
| Deferred income taxes | (107,232) | 29,581 |
| | ₩ 66,418 | ₩ 226,541 |

In 2001 and 2000, the statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 30.8%. Effective in 2002, the statutory income tax rate applicable to the Company will be reduced to 29.7% from 30.8%, and 29.7% is applied to calculate deferred income tax in 2001. The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company :

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Income before taxes | ₩ 573,700 | ₩ 728,724 |
| Statutory tax rate | 30.8% | 30.8% |
| Expected taxes at statutory rate | 176,686 | 224,447 |
| Permanent differences | 2,827 | 33,267 |
| Tax exemption and tax credits | (123,649) | (31,173) |
| Effect of tax rate reduction | 10,554 | - |
| Actual taxes | ₩ 66,418 | ₩ 226,541 |
| Effective tax rate | 11.6% | 31.1% |

Continued;

19. Income Taxes, Continued :

Components of deferred taxes as of December 31, 2001 and 2000 are as follows :

| | Millions of Won | | | |
|---|---|---|---|---|
| | December 31, 2000 | Increases | Decreases | December 31, 2001 |
| Deferred tax assets | | | | |
| Deferred foreign exchange loss, net | ₩ 10,159 | ₩ - | ₩ 5,761 | ₩ 4,398 |
| Losses from sales of receivables | 45,569 | - | 45,569 | - |
| The equity method of accounting | 170,092 | 303,338 | 42,432 | 430,998 |
| Bad debt expenses | 67,172 | 44,991 | 56,058 | 56,105 |
| Product warranty provision | - | 9,273 | - | 9,273 |
| Other | 21,387 | 289,534 | 362,537 | (51,616) |
| Deferred tax assets | 314,379 | 647,136 | 512,357 | 449,158 |
| Deferred tax liabilities | | | | |
| Amortization of intangible assets | (32,635) | (31,930) | (10,141) | (54,424) |
| Gain on valuation of investments | (12,518) | - | (5,136) | (7,382) |
| Custom duty drawback | (4,644) | (4,211) | (4,644) | (4,211) |
| Reserve for technological development | (98,313) | - | (4,045) | (94,268) |
| Other | (6,660) | (3,902) | (6,660) | (3,902) |
| Deferred tax liabilities | (154,770) | (40,043) | (30,626) | (164,187) |
| Net deferred tax assets | ₩ 159,609 | ₩ 607,093 | ₩481,731 | ₩ 284,971 |

The Company periodically assesses its ability to recover deferred tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the asset to its estimated net realizable value.

20. Earnings Per Share:

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares outstanding during the year.

Basic earnings per share for the years ended December 31, 2001 and 2000 are calculated as follows:

| | Millions of Won (except for EPS data) | |
|---|---|---|
| Basic earnings per share | 2001 | 2000 |
| Net income as reported on the statements of income | ₩ 507,282 | ₩ 502,183 |
| Less : Preferred stock dividends | (35,397) | (19,472) |
| Net income allocated to common stock | 471,885 | 482,711 |
| Weighted average number of common shares outstanding | 133,804,678 | 108,942,560 |
| Basic earnings per share | ₩ 3,527 | ₩ 4,431 |

Basic ordinary income per share for the year ended December 31, 2001 is the same as basic earnings per share, because there were no extraordinary gains or losses, and basic ordinary income per share for the year ended December 31, 2000 is ₩4,430.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted to add back the after-tax amount of interest expenses on any convertible debt and dividends on any convertible preferred stock, by the weighted average number of common shares and diluted securities outstanding during the year. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares and diluted securities outstanding during the year.

Continued;

-------------

20. Earnings Per Share, Continued;

Diluted earnings per share for the years ended December 31, 2001 and 2000 are calculated as follows:

| | Millions of Won (except for EPS data) | |
|---|---|---|
| | 2001 | 2000 |
| Net income allocated to common stock | ₩ 471,885 | ₩ 482,711 |
| Add : Interest expenses on convertible bonds, net of tax | - | 2,070 |
| Redeemable preferred stock dividends | - | 1,006 |
| | 471,885 | 485,787 |
| Weighted average number of common shares and diluted securities outstanding | 133,804,678 | 111,224,159 |
| Diluted earnings per share | ₩ 3,527 | ₩ 4,368 |

Diluted earnings per share for the year ended December 31, 2001 is same as basic earnings per share because there are no diluted securities outstanding as of December 31, 2001. Diluted ordinary income per share for the year ended December 31, 2000 is ₩4,367.

-------------

21. Dividends:

Details of dividends for the years ended December 31, 2001 and 2000 are as follows :

Dividends

| | Millions of Won | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Dividend Ratio (%) | Dividends amount | Dividend Ratio (%) | Dividends amount |
| Common shares | 15.0% | ₩ 103,494 | 20.0% | ₩ 125,389 |
| Preferred shares | 16.0% | 15,276 | 21.0% | 18,466 |
| Redeemable preferred stock | 25.5% | 20,121 | 25.5% | 1,006 |
| | | ₩ 138,891 | | ₩ 144,861 |

Dividend Payout Ratio

| | Millions of Won | |
|---|---|---|
| | 2001 | 2000 |
| Total dividends (A) | ₩ 138,891 | ₩ 144,861 |
| Net income (B) | 507,282 | 502,183 |
| Dividend payout ratio ((A)/(B)) | 27.38% | 28.85% |

Dividend Yield Ratio

| | In Won | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Common shares | Preferred shares | Common shares | Preferred shares |
| Dividend per share (A) | ₩ 750 | ₩ 800 | ₩ 1,000 | ₩ 1,050 |
| Market price as of balance sheet date (B) | 24,800 | 12,600 | 11,950 | 6,310 |
| Dividend yield ratio ((A)/(B)) | 3.02% | 6.35% | 8.37% | 16.64% |

-------------

22. Transactions with Related Parties:

Significant transactions entered into in the ordinary course of business with related parties for the years ended December 31, 2001 and 2000 and the related account balances outstanding at December 31, 2001 and 2000 are summarized as follows.

| | Millions of Won | | | |
|---|---|---|---|---|
| | Sales | Purchases | Receivables | Payables |
| LG Electronics U.S.A., Inc. | ₩ 1,325,732 | ₩ 38,266 | ₩ 8,662 | ₩ 30,106 |
| LG Electronics Alabama, Inc. | 235,923 | 24,870 | 3,130 | 9,697 |
| LG Electronics Service Europe Netherlands B.V. | 436,066 | 4,509 | 6,686 | 28,104 |
| Hitachi-LG Data Storage Inc. | 923,833 | 141,899 | 36,531 | 15,610 |
| Zenith Electronics Corporation | 18,911 | - | 273,801 | 1,143 |
| LG.Philips Displays Holding B.V. | 24,647 | 184,326 | 5,931 | 104,480 |
| LG International Corp. | 445,637 | 26,719 | 9,711 | 4,080 |
| LG TeleCom Ltd. | 302,226 | 20,374 | 161,666 | 3,862 |
| Other | 3,590,069 | 1,103,084 | 286,876 | 336,687 |
| 2001 Total | ₩ 7,303,044 | ₩ 1,544,047 | ₩ 792,994 | ₩ 533,769 |
| 2000 Total | ₩ 7,028,871 | ₩ 1,504,114 | ₩ 806,155 | ₩ 425,381 |

23. Segment Information:

The Company has organized four reportable business divisions: digital display & media division, digital appliances division, display device division and information & communications division. Additionally, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division. The Company transferred the assets and liabilities of display device division to LG.Philips Displays Korea Co., Ltd. on June 30, 2001. Therefore, display device division does not exist as of December 31, 2001.

Main products each business division manufactures and sells are as follows :

| | | |
|---|---|---|
| Digital Display & Media division | : | VCR, PC, computer, CD-ROM, TV, monitor, audio and PDP |
| Digital Appliances division | : | refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner |
| Display Device division | : | CPT/CDT, DY, FBT, electron gun and magnetron |
| Information & Communications division | : | mobile telecommunication systems, mobile phones, electronic switching systems, transmission equipment and network equipment |

Continued;

-------------

23. Segment Information, Continued;

Financial Data by Business Division (Millions of Won)

| | | Business Division | | | | |
|---|---|---|---|---|---|---|
| | Total | Digital Display & Media | Digital Appliances | Display Device | Information & Communications | Supporting Division |
| I . Sales | | | | | | |
| External sales | ₩16,600,971 | ₩ 6,775,357 | ₩4,963,473 | ₩ 739,635 | ₩ 3,909,720 | ₩ 212,786 |
| Inter-division sales | 523,799 | 67,728 | 12,771 | 215,363 | 134,368 | 93,569 |
| | 17,124,770 | 6,843,085 | 4,976,244 | 954,998 | 4,044,088 | 306,355 |
| II. Operating income (loss) | 795,966 | 180,211 | 601,791 | (15,020) | 184,075 | (155,091) |
| III. Fixed assets | | | | | | |
| Property, plant & equipment | 2,923,487 | 600,580 | 817,792 | - | 456,410 | 1,048,705 |
| Intangible assets | 1,071,170 | 29,136 | 11,720 | - | 507,362 | 522,952 |
| Total | 3,994,657 | 629,716 | 829,512 | - | 963,772 | 1,571,657 |
| Depreciation | ₩ 625,221 | ₩ 165,704 | ₩ 123,528 | ₩ 82,078 | ₩ 143,421 | ₩ 110,490 |

Financial Data by Geographic Area (Million of Won)

| | Total | Domestic | North America | Central & South America | Europe & CIS | Central Asia | Asia | Oceania | Supporting division |
|---|---|---|---|---|---|---|---|---|---|
| External sales | ₩16,600,971 | ₩6,083,982 | ₩3,899,403 | ₩701,924 | ₩1,932,931 | ₩766,068 | ₩2,866,953 | ₩250,913 | ₩98,797 |
| Inter-division sales | 100.0% | 36.6% | 23.5% | 4.2% | 11.6% | 4.6% | 17.3% | 1.5% | 0.6% |
| Sales | 523,799 | 523,799 | - | - | - | - | - | - | - |
| Total | ₩17,124,770 | ₩6,607,781 | ₩3,899,403 | ₩701,924 | ₩1,932,931 | ₩766,068 | ₩2,866,953 | ₩250,913 | ₩98,797 |

-------------

24. Supplemental Cash Flow Information :

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Significant transactions not affecting cash flows for the years ended December 31, 2001 and 2000 are as follows :

| | Millions of Won | | | |
|---|---|---|---|---|
| | | 2001 | | 2000 |
| Transfer to property, plant and equipment from construction in progress | ₩ | 245,626 | ₩ | 75,196 |
| Transfer to machinery and equipment from machinery in transit | | 164,865 | | 86,596 |
| Reclassify current maturities of debenture | | 1,283,892 | | 1,275,736 |
| Reclassify current maturities of long-term debt | | 199,948 | | 223,923 |
| Changes in retained earnings and capital adjustments by equity method of accounting on investments | | 218,778 | | 304,103 |
| Increase in investments by contribution of CRT division in kind | | 913,431 | | - |
| Increase in assets by merger of LGIC | | - | | 3,060,233 |
| Increase in liabilities by merger of LGIC | | - | | 2,534,043 |

25. Merger :

Effective September 1, 2000, the Company merged with LG Information & Communications, Ltd., ("LGIC"), an affiliate, in accordance with a merger agreement with LGIC on June 8, 2000 and subsequent approval by shareholders on July 22, 2000.

LGIC was incorporated to manufacture and sell electronic switching systems, transmission equipment, network equipment, mobile telecommunication systems, and mobile phones.

The Company owned 8,374,357 shares of LGIC (27.10%) at the time of merger but the Company cancelled those shares without issuing common stock.

Continued;

25. Merger, Continued :

In connection with the merger, the Company issued 47,790,404 shares of common stock (₩1,347,645 million) exchanging 2.1216 shares of its common stock for each share of LGIC. The Company acquired the assets and assumed the liabilities of LGIC at their fair value as of September 1, 2000. As a result of the merger, the Company recognized goodwill of ₩393,820 million.

Changes in goodwill are as follows :

| | Millions of Won | |
|---|---|---|
| Goodwill at the merger | | ₩ 393,820 |
| Amortization | | |
| 2001 | (39,382) | |
| 2000 | (21,275) | (60,657) |
| Goodwill as of December 31, 2001 | | ₩ 333,163 |

Condensed balance sheets of LGIC as of August 31, 2000 and December 31, 1999 and the related statements of income are as follows (Millions of Won) :

Condensed balance sheets -

| | As of August 31, 2000 | As of December 31, 1999 |
|---|---|---|
| Current assets | ₩ 1,221,105 | ₩ 894,135 |
| Investment | 1,571,884 | 1,473,054 |
| Property, plant and equipment | 228,085 | 198,261 |
| Intangible assets | 36,176 | 30,508 |
| Total assets | ₩ 3,057,250 | ₩ 2,595,958 |
| | | |
| Current liablities | ₩ 1,910,295 | ₩ 1,021,601 |
| Non-current liabilities | 623,748 | 403,647 |
| Total liabilities | 2,534,043 | 1,425,248 |
| Shareholders' equity | 523,207 | 1,170,710 |
| Total liabilities and shareholders' equity | ₩ 3,057,250 | ₩ 2,595,958 |

Continued :

25. Merger, Continued :

Condensed income statements -

| | For the eight-month period ended August 31, 2000 | For the year ended December 31, 1999 |
|---|---|---|
| Sales | ₩ 2,006,376 | ₩ 2,768,022 |
| Cost of sales | 1,436,022 | 2,025,206 |
| Gross profit | 570,354 | 742,816 |
| Selling and administrative expenses | 327,183 | 511,005 |
| Opreating income | 243,171 | 231,811 |
| Non-operating income (expenses) | (57,801) | 185,308 |
| Income before income taxes | 185,370 | 417,119 |
| Income taxes | 59,671 | 119,327 |
| Net income | ₩ 125,699 | ₩ 297,792 |

26. Establishment of a joint venture related to Cathode Ray Tubes ("CRT") business :

Pursuant to the resolution by the board of directors on June 11, 2001, the Company established a joint venture (LG. Philips Displays Holding B.V.) relating to its Cathode Ray Tubes ("CRT") business with Koninklijke Philips Electronics N.V. ("Philips") on June 29, 2001. In connection with the joint venture, the Company contributed its investments in Beijing LG Electronics Components Co., Ltd. ("LGEBJ") and LG Shuguang Electronics Co., Ltd. ("LGESG"), and assets and liabilities of the CRT business of LG Electronics Wales Ltd. ("LGEWA") and PT LG Electronics Display Devices Indonesia ("LGEDI"), and cash of US$ 400 million. The Company also sold assets and liabilities of its CRT business located in Kumi and Changwon to "LG. Philips Displays Korea Co., Ltd.," a subsidiary wholly owned by the joint venture, on June 30 2001. As a result, the Company was paid ₩1,432, 530 million (US$1,100 million) in cash and paid Philips ₩73,770 million to settle the debt transferred to the joint venture.

The Company recognized a gain on business transfer amounting to ₩1,358,760 million.

Continued :

26. Establishment of a joint venture related to Cathode Ray Tubes ("CRT") business, Continued :

The book value of assets and liabilities of the CRT business transferred to LG. Philips Displays Korea Co., Ltd. is as follows :

| | Millions of Won |
|---|---|
| Current assets | ₩ 287,238 |
| Fixed assets | 510,034 |
| Total assets | 797,272 |
| Current liabilities | 163,249 |
| Fixed liabilities | 23,427 |
| Total liabilities | 186,676 |
| Net assets | ₩ 610,596 |

Information regarding income of the CRT business for the first half period of 2001 is as follows :

| | Millions of Won |
|---|---|
| Sales | ₩ 938,060 |
| Operating profit | 121,407 |

The price is subject to adjustment based on determination of assets and liabilities contributed and transferred to the joint venture.

27. Spin-off:

Upon a resolution of the board of directors on November 15, 2001 and upon a resolution of shareholders on December 28, 2001, the Company is scheduled to carve out its electronics and information & communications businesses and establish a new company, and convert its remaining business into a holding company on April 1, 2002. Accordingly, the Company will be split into two companies, a divesting company, tentatively named LG Electronics Investment Inc., to engage in the operation of investment in subsidiaries and affiliates which are not related to the spun off businesses and a divested company, tentatively named LG Electronics Inc., to engage in the electronics and information & communications businesses.

Condensed financial information as of September 30, 2001, of two companies after the split is, estimated according to the spin-off plan, as follows :

| | Millions of Won | | |
|---|---|---|---|
| | | (Post spin-off) | |
| | (Prior to spin-off) | LG Electronics Investment Inc. | LG Electronics Inc. |
| Assets | ₩12,297,215 | ₩2,224,770 | ₩10,072,445 |
| Liabilities | 7,722,171 | 715,777 | 7,006,394 |
| Equity | 4,575,044 | 1,508,993 | 3,066,051 |